UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 Central Puerto S.A. Estados Financieros Consolidados Condensados y Reseña Informativa correspondientes al período de seis meses finalizado el 30 de junio de 2026, juntamente con el Informe de revisión de estados financieros consolidados condensados de período intermedio y el Informe de la Comisión Fiscalizadora CENTRAL PUERTO SOCIEDAD ANÓNIMA NÓMINA DEL DIRECTORIO Y DE LA COMISIÓN FISCALIZADORA DIRECTORES TITULARES: Osvaldo Reca Miguel Dodero José Luis Morea Tomás White Marcelo Atilio Suva Jorge Eduardo Villegas Martina Blanco Diego Petracci Martín Lhez DIRECTORES SUPLENTES: Fernando Bonnet José Manuel Ortíz Adrián Gustavo Salvatore Martín Orozco Mario Elizalde José Manuel Pazos Alejo Villegas Ramón Nazareno Ulloa SÍNDICOS TITULARES: SÍNDICOS SUPLENTES: Carlos César Adolfo Halladjian Eduardo Antonio Erosa Juan Antonio Nicholson Carlos Adolfo Zlotnitzky Cristina Margarita De Giorgio Lucas Nicholson - 1 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Domicilio legal: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina EJERCICIO ECONÓMICO N° 35 INICIADO EL 1° DE ENERO DE 2026 ESTADOS FINANCIEROS CONSOLIDADOS CONDENSADOS CORRESPONDIENTES AL PERÍODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2026 Clave Única de Identificación Tributaria (C.U.I.T.) N°: 33-65030549-9. Fecha de inscripción en el Registro Público de Comercio: – Del contrato social: 13 de marzo de 1992. – De la última modificación del estatuto: 29 de diciembre de 2022. Número de registro en la Inspección General de Justicia (“IGJ”): 1.855 del Libro 110, Tomo A de Sociedades Anónimas. Fecha de finalización del contrato social: 13 de marzo de 2091. Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria. COMPOSICIÓN DEL CAPITAL SOCIAL (Cifras expresadas en pesos) 1.513.770.222 acciones ordinarias escriturales de valor nominal 1, de 1 voto por acción.1.499.862.38113.907.8411.513.770.222Suscripto, integrado y emitidoClase de accionesTotalAcciones en circulaciónAcciones en cartera - 2 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE RESULTADOS correspondiente al período de seis y tres meses finalizado el 30 de junio de 2026 Notas01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025ARS 000ARS 000ARS 000ARS 000Ingresos de actividades ordinarias41.040.177.268 437.886.905 696.613.450 214.516.305 Costo de ventasAnexo F(696.826.026) (281.011.999) (494.767.952) (154.826.217) Ganancia bruta343.351.242 156.874.906 201.845.498 59.690.088 Gastos de administración y comercialización(68.495.076) (41.066.798) (37.057.340) (17.894.183) Otros ingresos operativos5.138.002.926 49.041.493 16.469.984 32.577.857 Otros gastos operativos5.2(5.579.730) (4.201.476) (2.872.392) (2.934.957) Ganancia operativa307.279.362 160.648.125 178.385.750 71.438.805 Resultado por exposición al cambio de poder adquisitivo de la moneda (1)(1.276.002) (16.429.234) (674.832) (4.024.243) Ingresos financieros5.326.275.860 56.830.368 2.074.276 33.576.668 Costos financieros5.4(41.141.802) (90.258.732) (21.651.456) (60.339.925) Participación en los resultados netos de asociadas(1.938.456) 52.483.159 (1.095.436) 10.580.639 Resultado por inversiones en entidades medidas a su valor razonable48.384.336 40.658.085 21.891.396 32.317.178 Ganancia antes de impuesto a las ganancias 337.583.298 203.931.771 178.929.698 83.549.122 Impuesto a las ganancias del período(5.191.446) (27.743.019) (42.551.052) 1.470.566 Ganancia neta del período332.391.852 176.188.752 136.378.646 85.019.688 Atribuible a:– Propietarios de la controladora316.169.880 173.362.731 128.626.952 85.641.743 – Participaciones no controladoras16.221.972 2.826.021 7.751.694 (622.055) 332.391.852 176.188.752 136.378.646 85.019.688 Ganancia por acción: – Básica y diluida (ARS)210,80 115,37 85,76 57,00 Anexo H6 mesesNo auditado63 mesesNo auditado (1) Corresponde a las subsidiarias cuya moneda funcional es el peso argentino. Ver Nota 2.2.3. - 3 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DEL RESULTADO INTEGRAL correspondiente al período de seis y tres meses finalizado el 30 de junio de 2026 Notas01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025ARS 000ARS 000ARS 000ARS 000Ganancia neta del período332.391.852 176.188.752 136.378.646 85.019.688 Otro resultado integral del períodoOtro resultado integral del período que no se reclasificará a resultados en ejercicios posterioresDiferencia de conversión (1)48.546.250 - 179.767.350 - Otro resultado integral del período que se reclasificará a resultados en ejercicios posterioresDiferencia de conversión (2)48.600.708 - 2.904.878 - Otro resultado integral neto del período97.146.958 - 182.672.228 - Resultado integral total neto del período429.538.810 176.188.752 319.050.874 85.019.688 Atribuible a:– Propietarios de la controladora412.188.157 173.362.731 306.919.680 85.641.743 – Participaciones no controladoras17.350.653 2.826.021 12.131.194 (622.055) 429.538.810 176.188.752 319.050.874 85.019.688 6 meses3 mesesNo auditadoNo auditado (1) Corresponde a la diferencia de cambio resultante del proceso de conversión a moneda de presentación descripto en la Nota 2.2.2. (2) Corresponde a las diferencias de cambio generadas por el proceso de conversión de las subsidiarias con moneda funcional diferente a la de la Sociedad. Ver Nota 2.2.3. - 4 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE SITUACIÓN FINANCIERA al 30 de junio de 2026 30-06-202631-12-2025NotasNo auditadoAuditadoARS 000ARS 000Activos no corrientesPropiedades, planta y equipoAnexo A2.514.782.088 2.345.654.169 Activos intangiblesAnexo B121.378.764 40.473.069 Concesión Hidroelectrica Piedra del Aguila357.016.764 - Activos biológicos230.256.858 191.637.865 Inversión en asociadas56.441.970 28.597.156 Inventarios14.064.180 12.616.367 Otros activos no financieros8.125.881.648 11.510.998 Deudores comerciales y otras cuentas por cobrar7.196.780.528 128.190.179 Otros activos financieros7.4309.260.796 184.566.743 Activo por impuesto diferido666.060.150 4.177.107 3.791.923.746 2.947.423.653 Activos corrientesActivos biológicos16.278.288 13.326.868 Inventarios57.740.202 28.256.203 Otros activos no financieros8.157.113.316 22.513.960 Deudores comerciales y otras cuentas por cobrar7.1742.182.636 320.407.780 Otros activos financieros7.4257.789.454 300.180.651 Efectivo y colocaciones a corto plazo6.640.842 37.680.683 1.137.744.738 722.366.145 Total de activos4.929.668.484 3.669.789.798 Patrimonio y pasivosCapital1.499.862 1.499.862 Ajuste de capital569.986.014 559.576.397 Acciones propias en cartera13.908 13.908 Ajuste integral de las acciones en cartera4.322.424 4.242.126 Costo de acciones propias en cartera(8.694.894) (8.536.133) Reserva legal115.164.604 142.339.738 Reserva facultativa1.010.455.758 992.046.623 Otras cuentas del patrimonio(48.883.770) (47.993.780) Reserva facultativa para futura distribución de dividendos954.872.000 575.633.604 Resultados no asignados316.169.880 332.495.992 Otros resultados integrales acumulados48.600.708 - Patrimonio atribuible a los propietarios de la controladora2.963.506.494 2.551.318.337 Participaciones no controladoras98.167.680 64.799.571 Patrimonio total3.061.674.174 2.616.117.908 Pasivos no corrientesOtros pasivos no financieros8.215.455.778 21.740.625 Pasivos por arrendamientos27.162.096 1.635.420 Deudas y préstamos que devengan interés7.3675.215.502 348.936.328 Pasivo por compensaciones y beneficios a los empleados8.310.888.254 9.711.512 Provisiones17.554.290 7.855.229 Impuesto a las ganancias a pagar - Plan de facilidades de pago14.528.046 8.936.599 Pasivo por impuesto diferido6215.401.290 247.377.701 976.205.256 646.193.414 Pasivos corrientesCuentas por pagar comerciales y otras cuentas por pagar7.2296.881.650 124.200.105 Otros pasivos no financieros8.2128.244.870 55.889.270 Pasivos por arrendamientos1.976.988 448.397 Deudas y préstamos que devengan interés7.3320.500.284 144.088.726 Pasivo por compensaciones y beneficios a empleados8.341.995.434 43.560.463 Impuesto a las ganancias a pagar97.862.388 35.847.171 ProvisionesAnexo E4.327.440 3.444.344 891.789.054 407.478.476 Total de pasivos1.867.994.310 1.053.671.890 Total de patrimonio y pasivos4.929.668.484 3.669.789.798 - 5 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de seis meses finalizado el 30 de junio de 2026 Valor NominalAjuste de capitalAcciones propias en carteraAjuste integral de las acciones en carteraCosto de acciones propias en carteraReserva legalReserva facultativaOtras cuentas del patrimonioReserva facultativa para futura distribución de dividendosResultados no AsignadosOtros resultados integrales acumuladosTotalParticipaciones no controladorasTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Al 1° de enero de 20261.499.862 559.576.397 13.908 4.242.126 (8.536.133) 142.339.738 992.046.623 (47.993.780) 575.633.604 332.495.992 - 2.551.318.337 64.799.571 2.616.117.908 Ganancia neta del período- - - - - - - - 316.169.880 - 316.169.880 16.221.972 332.391.852 Otro resultado integral del período- 10.409.617 - 80.298 (158.761) 2.098.145 18.409.135 (889.990) 17.469.125 - 48.600.708 96.018.277 1.128.681 97.146.958 Resultado integral total neto del período- 10.409.617 - 80.298 (158.761) 2.098.145 18.409.135 (889.990) 17.469.125 316.169.880 48.600.708 412.188.157 17.350.653 429.538.810 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2026:- Incremento de reserva facultativa para futura distribución de dividendos- - - - - (29.273.279) - - 361.769.271 (332.495.992) - - - - Distribución de dividendos de sociedad subsidiaria (1)- - - - - - - - - - - - (2.503.098) (2.503.098) Aporte de capital en sociedad subsidiaria (Nota 10)- - - - - - - - - - - - 18.520.554 18.520.554 Al 30 de junio de 20261.499.862 569.986.014 13.908 4.322.424 (8.694.894) 115.164.604 1.010.455.758 (48.883.770) 954.872.000 316.169.880 48.600.708 2.963.506.494 98.167.680 3.061.674.174 Atribuible a los propietarios de la controladoraCapital socialAportes de los propietariosResultados acumulados (1) Corresponde a la distribución de dividendos dispuesta por la Asamblea General de Accionistas de fecha 21 de abril de 2026 de la sociedad subsidiaria Central Vuelta de Obligado S.A. - 6 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de seis meses finalizado el 30 de junio de 2025 Valor NominalAjuste de capitalAcciones propias en carteraAjuste integral de las acciones en carteraCosto de acciones propias en carteraReserva legalReserva facultativaOtras cuentas del patrimonioReserva facultativa para futura distribución de dividendosResultados No AsignadosTotalParticipaciones no controladorasTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Al 1° de enero de 2025 1.502.618 616.499.862 9.978 4.679.462 (4.382.733) 121.970.289 867.978.854 (42.666.430) 447.615.056 58.596.501 2.071.803.457 72.575.886 2.144.379.343 Ganancia neta del período- - - - - - - - - 173.362.731 173.362.731 2.826.021 176.188.752 Resultado integral total neto del período- - - - - - - - - 173.362.731 173.362.731 2.826.021 176.188.752 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2025:- Incremento de reserva legal- - - - - 2.568.095 - - - (2.568.095) - - - - Incremento de reserva facultativa para futura distribución de dividendos- - - - - - - - 56.028.406 (56.028.406) - - - Transacciones de patrimonio (Nota 10)- - - - - - - 676.443 - (12.040.250) (11.363.807) (20.668.141) (32.031.948) Distribución de dividendos de sociedad subsidiaria (1)- - - - - - - - - - - (883.589) (883.589) Al 30 de junio de 2025 1.502.618 616.499.862 9.978 4.679.462 (4.382.733) 124.538.384 867.978.854 (41.989.987) 503.643.462 161.322.481 2.233.802.381 53.850.177 2.287.652.558 Atribuible a los propietarios de la controladoraAportes de los propietariosCapital socialResultados acumulados (1) Corresponde a la distribución de dividendos dispuesta por la Asamblea General de Accionistas de fecha 14 de mayo de 2025 de la sociedad subsidiaria Central Vuelta de Obligado S.A. - 7 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO correspondiente al período de seis meses finalizado el 30 de junio de 2026 30-06-202630-06-2025ARS 000ARS 000Actividades de operaciónGanancia del período antes del impuesto a las ganancias337.583.298 203.931.771 Ajustes para conciliar la ganancia del período antes del impuesto a las ganancias con los flujos netos de efectivo:Depreciación de propiedades, planta y equipos109.171.530 59.945.714 Amortización de activos intangibles1.812.486 987.853 Concesión Hidroeléctrica Piedra del Aguila6.051.006 - Resultado por baja de propiedades, planta y equipos e inventario3.055.884 518.703 Recupero por descuento de créditos fiscales(22.230) 75.548 Intereses de clientes ganados(8.450.364) (8.753.980) Ingresos financieros(26.275.860) (56.830.368) Costos financieros41.141.802 90.258.732 Recupero de seguros(760.266) (6.901.062) Participación en los resultados netos de asociadas1.938.456 (52.483.159) Resultado por inversiones en entidades medidas a valor razonable(48.384.336) (40.658.085) Movimiento en provisiones y cargo plan de beneficios a largo plazo a los empleados3.073.668 2.680.126 Revaluación de activos biológicos(16.568.760) (11.272.453) Diferencia de cambio de clientes- (21.325.050) Resultado por exposición al cambio de poder adquisitivo de la moneda1.276.002 3.465.243 Cambios en los activos y pasivos operativos:Aumento de deudores comerciales y otras cuentas por cobrar(382.040.707) (14.205.331) Aumento de otros activos no financieros, inventarios y activos biológicos(88.165.662) (12.179.431) Aumento de cuentas por pagar comerciales, otras cuentas por pagar, otros pasivos no financieros, pasivo por arrendamientos y pasivos por beneficios a los empleados254.785.440 15.519.767 Intereses cobrados de clientes6.353.334 10.107.912 Impuesto a las ganancias pagado(35.073.012) (26.253.893) Intereses fiscales pagados(1.868.802) (123.509) Servicios de transporte de gas natural pagados(14.173.848) - Recupero de seguros cobrado760.266 9.989.708 Flujo neto de efectivo procedente de las actividades de operación145.219.325 146.494.756 Actividades de inversiónAdquisición de propiedades, planta y equipo, e inventario(167.116.248) (113.789.371) Dividendos cobrados- 23.480.133 Adquisición de Concesión Hidroléctrica Piedra del Aguila(363.090.000) - Adquisición de asociadas y activos de exploración y evaluación de hidrocarburos(81.969.420) (5.172.973) Adquisición de otros activos financieros, neta(1.044.810) (26.788.044) Aportes de capital en asociadas(12.597.000) - Flujo neto de efectivo utilizado en las actividades de inversión(625.817.478) (122.270.255) Actividades de financiaciónObtención de adelantos en cuentas corrientes bancarias y cuentas comitentes103.459.902 5.225.331 Cancelación de adelantos en cuentas corrientes bancarias y cuentas comitentes(17.345.328) (25.027.340) Préstamos y otras deudas financieras recibidos699.097.932 31.636.257 Préstamos y otras deudas financieras pagados(320.211.294) (17.785.646) Intereses y otros costos financieros de préstamos y otras deudas financieras pagados(20.039.604) (14.327.747) Comisiones y gastos bancarios pagados(5.007.678) (736.822) Dividendos pagados- (883.590) Flujo neto de efectivo procedente de (utilizado en) las actividades de financiación439.953.930 (21.899.557) (Disminución) Aumento neto del efectivo y colocaciones a corto plazo(40.644.223) 2.324.944 Diferencia de cambio, efecto de conversión y otros resultados financieros9.604.382 571.939 RECPAM generado por el efectivo y las colocaciones a corto plazo- (930.245) Efectivo y colocaciones a corto plazo al 1° de enero37.680.683 4.422.490 Efectivo y colocaciones a corto plazo al 30 de junio6.640.842 6.389.128 No auditado - 8 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS correspondientes al período de seis meses finalizado el 30 de junio de 2026 1. Información corporativa y actividad principal del Grupo Central Puerto S.A. (en adelante, “la Sociedad” o “CPSA”) y las sociedades que componen el grupo económico (en adelante, “el Grupo”) configuran un grupo integrado de empresas relacionadas con el sector energético, que realiza actividades principalmente de generación de energía eléctrica. CPSA fue creada por el Decreto N°122/92 del Poder Ejecutivo Nacional (“PEN”), en cumplimiento de lo previsto en la Ley N°24.065, que declaró sujeta a privatización total la actividad de generación, transporte, distribución y comercialización de energía eléctrica a cargo de Servicios Eléctricos del Gran Buenos Aires S.A. El 1° de abril de 1992 se realizó la toma de posesión de Central Puerto S.A. por parte del Consorcio Adjudicatario, iniciando así sus operaciones la nueva sociedad. Nuestras acciones se encuentran listadas en el BYMA ("Bolsas y Mercados Argentinos") y, desde el 2 de febrero de 2018, en la NYSE (“New York Stock Exchange”) bajo el símbolo “CEPU”. Para llevar a cabo su actividad de generación de energía eléctrica el Grupo posee los siguientes activos: – Las centrales térmicas Puerto Nuevo y Nuevo Puerto, ubicadas en la Ciudad Autónoma de Buenos Aires con una potencia instalada térmica total de 1.747 MW con una planta de ciclo combinado y de turbogrupos a vapor. – Centrales térmicas ubicadas en la localidad de Luján de Cuyo, Provincia de Mendoza, con una potencia conjunta instalada de 576 MW y de 125 tn/h de producción de vapor. – La concesión del Complejo Hidroeléctrico Piedra del Águila, ubicado sobre el Río Limay, en la Provincia del Neuquén que dispone de cuatro unidades generadoras de 360 MW de potencia cada una. – La central térmica de ciclo combinado Brigadier López ubicada en la localidad de Sauce Viejo, Provincia de Santa Fe, con una potencia instalada de 421 MW. – La central térmica de cogeneración Terminal 6 - San Lorenzo, ubicada en el Municipio de Puerto General San Martín, Provincia de Santa Fe, con una potencia instalada de 391 MW y una capacidad de producción de vapor de 340 tn/h. – La central térmica Costanera ubicada en la ciudad de Buenos Aires conformada por cuatro unidades turbo- vapor con una capacidad instalada de 661 MW y dos centrales eléctricas a ciclo combinado cuya potencia es de 1.128 MW. – Centrales de generación a partir de la utilización de fuentes de energía renovables con una capacidad de 568,8 MW de potencia habilitada comercialmente de fuentes de energía renovables, que se distribuye de la siguiente manera: (i) parque eólico La Castellana 100,8 MW; (ii) parque eólico La Castellana II 15,2 MW; (iii) parque eólico La Genoveva 88,2 MW; (iv) parque eólico La Genoveva II 41,8 MW; (v) parque eólico Achiras 48 MW; (vi) parque eólico Los Olivos 22,8 MW, (vii) parque eólico Manque 57 MW, (viii) parque solar Guañizuil II A 100 MW, (ix) parque solar Cafayate 80 MW y (x) parque solar San Carlos 15 MW. - 9 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 – Participaciones accionarias en las sociedades Termoeléctrica José de San Martín S.A. (“TSM”) y Termoeléctrica Manuel Belgrano S.A. (“TMB”), que operan centrales de generación térmica, con una potencia instalada de 865 MW y 873 MW, respectivamente, y en la sociedad Central Vuelta de Obligado S.A. (“CVOSA”), cuyo objeto fue el gerenciamiento de la construcción y actualmente de la operación de una central eléctrica a ciclo combinado, cuya potencia es de 816 MW. Asimismo, con fecha 19 de julio de 2018, el Ente Nacional Regulador del Gas (Enargas) inscribió a la Sociedad en el Registro de Comercializadores y Contratos de Comercialización del Enargas. Más adelante, con fecha 22 de marzo de 2024 la sociedad controlada Puerto Energía S.A.U. también fue inscripta como comercializadora de gas natural en dicho registro, en tanto que con fecha 20 de septiembre del 2024 se autorizó su ingreso como Participante Comercializador del Mercado Eléctrico Mayorista ("MEM"). A través de Proener S.A.U., sociedad íntegramente controlada por CPSA, el Grupo participa en el sector forestal al ser Proener S.A.U. la sociedad controlante de las sociedades: a) Forestal Argentina S.A., dueña de activos forestales consistentes en aproximadamente 141.000 hectáreas en las provincias de Entre Ríos y Corrientes, de las cuales aproximadamente 77.500 hectáreas se consideran plantables, encontrándose a la fecha aproximadamente 67.000 hectáreas plantadas con eucalipto y pino; y b) Loma Alta Forestal S.A., dueña de activos forestales consistentes en aproximadamente 19.400 hectáreas en la provincia de Corrientes, de las cuales aproximadamente 10.400 hectáreas se encuentran plantadas con pino. Por otra parte, el Grupo ha comenzado a participar en el sector minero a través de una participación en el proyecto minero de plata y oro Diablillos ubicado en el noroeste argentino y una participación en el proyecto minero de litio Tres Cruces ubicado en la provincia de Catamarca. A su vez, a partir de abril de 2026 el Grupo ha comenzado a participar en el sector petrolero a través de la incorporación de la concesión de hidrocarburos sobre el bloque denominado Aguada del Chivato / Aguada Bocarey, ubicado en la Cuenca Neuquina (ver Nota 11.2). Por último, hasta el 30 de septiembre de 2025 el Grupo estuvo vinculado al sector de distribución de gas natural en las regiones de Cuyo y Centro de la República Argentina, a través de la inversión en las sociedades asociadas pertenecientes al Grupo ECOGAS. La emisión de los estados financieros consolidados del Grupo correspondientes al período de seis meses finalizado el 30 de junio de 2026 fue aprobada por el Directorio de la Sociedad el 11 de agosto de 2026. 1.1. Resumen del mercado eléctrico argentino Las transacciones entre los distintos participantes en la industria de electricidad tienen lugar a través del MEM, que es un mercado en el que los generadores, distribuidores y los grandes usuarios compran y venden electricidad a precios determinados por la oferta y demanda (“Mercado a término”) y también, donde los precios son establecidos sobre una base horaria de costo de producción, representado por el costo marginal de corto plazo medido en el sistema de interconexión (“Mercado Spot”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima), es una organización cuasi - gubernamental la cual fue establecida para administrar al MEM y funciona como una cámara de compensación para los diferentes participantes del mercado que operan en el MEM. Sus principales funciones incluyen el funcionamiento del MEM, el despacho de generación y el cálculo de los precios en el Mercado Spot, la operación en tiempo real del sistema eléctrico y la administración de las transacciones comerciales en el mercado eléctrico. Después de la crisis económica de Argentina en 2001 y 2002, y tras la salida de la Ley de Convertibilidad, los costos de los generadores aumentaron como resultado de la devaluación del peso argentino y también se incrementó el precio de los combustibles utilizados para generación. Los crecientes costos de generación combinados con el congelamiento de tarifas al usuario final decidido por la administración de ese momento - 10 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 condujeron a un permanente déficit en las cuentas de CAMMESA y por ello se vio en dificultades para abonar las compras de energía a los generadores. Debido a este déficit estructural, la Secretaría de Energía de ese entonces sancionó una serie de regulaciones para mantener el sistema eléctrico en funcionamiento a pesar del déficit. Durante 2025, a partir de la emisión del Decreto PEN N° 450/2025, se aprobaron adecuaciones y modificaciones a las Leyes de Energía Eléctrica N° 15.336 y N° 24.065, que componen el Marco Regulatorio Eléctrico, en base a la delegación efectuada por la Ley de Bases (ver Nota 13). Las bases de delegación se orientaron a recuperar el objetivo de reducir la intervención del Estado Nacional en el sistema de precios y contrataciones a fin de brindar una mayor libertad a los actores privados y una mayor seguridad jurídica que asegure el suministro a largo plazo. Por otro lado, se consolidó el régimen federal de energía eléctrica preservando la primacía del régimen regulatorio nacional respecto de disposiciones locales, a fin de no obstaculizar la libre circulación de la energía. De esta forma, con fecha 20 de octubre de 2025 la Secretaría de Energía emitió la Resolución N°400/2025, por medio de la cual se aprobaron las “Reglas para la Normalización del MEM y su Adaptación Progresiva”, con las que pusieron en ejecución las modificaciones a la normativa del MEM, previstas en el Decreto N° 450/2025, con aplicación a partir del 1 de noviembre de 2025. El objetivo central de estas reglas fue reformular el MEM para establecer un sistema de precios basado en costos marginales, descentralizar la gestión de combustibles y permitir que la demanda contrate su abastecimiento a través del Mercado a Término (MAT). Disposiciones sobre centrales hidroeléctricas A partir del 11 de julio de 2023, a través de sucesivas resoluciones emitidas por la Secretaría de Energía (“SE”), fue extendido hasta el 8 de enero de 2026 el plazo para seguir operando la central hidroeléctrica Piedra del Águila. Con fecha 12 de agosto de 2024 se publicó en el Boletín Oficial el Decreto PEN N° 718/2024, el cual establecía que la SE llamaría a Concurso Público Nacional e Internacional con el fin de proceder a la venta del paquete accionario de las sociedades creadas para cada una de las centrales hidroeléctricas del Comahue. Con fecha 20 de agosto de 2025 se publicó la Resolución N° 1200 del Ministerio de Economía que dio por iniciada la venta del paquete accionario de las centrales hidroeléctricas (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A. y (iv) Piedra del Águila Hidroeléctrica Argentina S.A. (en adelante “PDAHA”), y aprobó el Pliego de Bases y Condiciones de la Licitación. En el marco del proceso de la licitación, el Ministerio de Economía de la Nación adjudicó la totalidad de las acciones de PDAHA (la nueva sociedad concesionaria del Complejo Hidroeléctrico Piedra del Águila) a CPSA como único accionista por un valor de USD 245 Millones. Con fechas 5 y 6 de enero de 2026 dicho importe fue abonado por parte de CPSA. Como consecuencia de ello, habiéndose cumplido con los requerimientos previstos en el Concurso y en el contrato de transferencia de acciones, con fecha 9 de enero de 2026: a) el Estado Nacional transfirió las acciones de PDAHA a CPSA, b) el Estado Nacional y PDAHA ratificaron los términos del Contrato de Concesión para la explotación del Complejo Hidroeléctrico Piedra del Águila por un plazo de 30 años, y c) PDAHA tomó posesión de dicho Complejo Hidroeléctrico. Dicha operación fue registrada en la cuenta "Concesión Hidroeléctrica Piedra del Aguila" del estado de situación financiera al 30 de junio de 2026. - 11 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 2. Bases de presentación de los estados financieros consolidados 2.1. Normas contables profesionales aplicadas El Grupo prepara sus estados financieros consolidados condensados de acuerdo con las disposiciones vigentes de la Comisión Nacional de Valores (“CNV”) contenidas en el Capítulo III, Título IV de las Normas de la CNV (N.T. 2013 y modificatorias). De acuerdo con el artículo 1 de dicha sección de las Normas, las sociedades emisoras de valores negociables deben presentar sus estados financieros consolidados condensados aplicando la Resolución Técnica 26 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), que dispone la aplicación de las Normas de Contabilidad NIIF ("Normas Internacionales de Información Financiera") emitidas por el Consejo de Normas Internacionales de Contabilidad (“IASB”), sus modificatorias y circulares de adopción de NIIF que la FACPCE dicte de acuerdo a lo establecido en aquella Resolución Técnica, y en particular para los estados financieros condensados de período intermedio deben aplicar la Norma Internacional de Contabilidad (“NIC”) 34 “Información Financiera Intermedia”. 2.2. Bases de presentación y consolidación Los presentes estados financieros consolidados condensados correspondientes al período de seis meses finalizado el 30 de junio de 2026 han sido preparados aplicando el marco de información financiera prescripto por la CNV mencionado en la Nota 2.1. En la preparación de estos estados financieros consolidados condensados, el Grupo ha aplicado las principales políticas contables y los juicios, estimaciones y supuestos contables significativos descriptos en los apartados 2.3 y 2.4 de las notas a los estados financieros correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, excepto por lo referente a la definición de moneda funcional, según se explica en la Nota 2.2.1., y lo referido a la aplicación de la NIC 29 - Información financiera en economías hiperinflacionarias ("NIC 29"). Estos estados financieros consolidados condensados incluyen toda la información necesaria para un apropiado entendimiento, por parte de los usuarios de los mismos, de los hechos y transacciones relevantes ocurridos con posterioridad a la emisión de los últimos estados financieros anuales correspondientes al ejercicio finalizado el 31 de diciembre de 2025 y hasta la fecha de emisión de los presentes estados financieros consolidados condensados de periodo intermedio. Sin embargo, estos estados financieros consolidados condensados no incluyen toda la información ni todas las revelaciones que se requieren para los estados financieros anuales preparados de conformidad con la NIC 1 (Presentación de estados financieros). Por tal motivo, estos estados financieros consolidados condensados deben ser leídos en conjunto con los estados financieros anuales correspondientes al ejercicio finalizado el 31 de diciembre de 2025. Los estados financieros consolidados condensados del Grupo se presentan en pesos argentinos, que constituye la moneda de presentación de la entidad, mientras que su moneda funcional es el dólar estadounidense. El proceso de conversión de la moneda funcional a la moneda de presentación se describe en la Nota 2.2.1. Todos los valores se han redondeado a la unidad de mil más próxima (ARS 000), salvo cuando se indique lo contrario. 2.2.1. Moneda funcional La Sociedad ha cambiado su moneda funcional de pesos argentinos a dólares estadounidenses ("USD") con efecto a partir del 1° de enero de 2026, como consecuencia de cambios en los hechos y circunstancias relevantes que afectan su entorno económico principal. En particular, la Sociedad consideró, entre otros factores, la modificación en el esquema regulatorio aplicable al mercado eléctrico, establecido por la Resolución N°400/2025 emitida por la Secretaría de Energía, la cual determina que una porción significativa de sus ingresos esté denominada en dólares estadounidenses. - 12 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 En función de estos elementos, la Sociedad concluyó que a partir del 1° de enero de 2026 el dólar estadounidense es la moneda del entorno económico primario en el que opera la Sociedad. El cambio de moneda funcional se ha contabilizado de manera prospectiva a partir del 1° de enero de 2026, de acuerdo con la NIC 21 - Efectos de las variaciones en las tasas de cambio de la moneda extranjera (“NIC 21”). 2.2.2. Moneda de presentación y bases de conversión De acuerdo con lo establecido por la Resolución General ("RG") N° 562 de la CNV, el Grupo debe presentar sus estados financieros en pesos argentinos como moneda de presentación. Por otro lado, el 13 de noviembre de 2025, el Consejo de Normas Internacionales de Contabilidad (IASB por sus siglas en inglés) emitió la Traducción a una moneda de presentación hiperinflacionaria – Modificaciones a la NIC 21 (“las Modificaciones”). Las Modificaciones tienen por objeto mejorar la utilidad de la información resultante de manera costo-efectiva. Estas Modificaciones son efectivas para los períodos anuales que comiencen a partir del 1° de enero de 2027, pero pueden aplicarse antes. En este sentido el Grupo ha optado por aplicarlas anticipadamente durante 2026. Las Modificaciones indican que si la moneda funcional de una entidad es la moneda de una economía no hiperinflacionaria, pero su moneda de presentación es la moneda de una economía hiperinflacionaria, el párrafo 41A de la NIC 21 modificada requiere que sus resultados y situación financiera se traduzcan a la moneda de presentación convirtiendo todos los importes (es decir, activos, pasivos, partidas de patrimonio, ingresos y gastos) al tipo de cambio de cierre de la fecha del estado de situación financiera más reciente. Consecuentemente, y a partir del cambio de moneda funcional descripto en la Nota 2.2.1., los estados financieros condensados al 30 de junio de 2026 preparados en la moneda funcional del Grupo fueron convertidos a moneda de presentación utilizando el tipo de cambio al 30 de junio de 2026, ARS 1.482 por USD 1, para: - todos los activos, pasivos, ingresos y gastos; y - todas las partidas de patrimonio, excepto para “Capital social - Valor nominal” y “Capital social - Acciones propias en cartera” las cuales se han mantenido en pesos históricos y los efectos de la conversión se imputaron a las cuentas “Ajuste de Capital” y “Ajuste integral de las acciones en cartera” del estado consolidado de cambios en el patrimonio, respectivamente. Tal como se menciona en la nota 2.4, la información financiera comparativa al 31 de diciembre de 2025 y al 30 de junio de 2025 están expresadas en moneda de poder adquisitivo de diciembre de 2025 y junio de 2025, respectivamente. 2.2.3. Efectos de la conversión de inversiones en subsidiarias con moneda funcional correspondiente a una economía hiperinflacionaria La NIC 21 requiere que los estados financieros de una subsidiaria cuya moneda funcional sea la correspondiente a una economía hiperinflacionaria sean reexpresados de acuerdo con la NIC 29 antes de ser incluidos en los estados financieros individuales de su controlante cuya moneda funcional sea la de una economía no hiperinflacionaria. Siguiendo los lineamientos mencionados precedentemente, los activos, pasivos, ingresos, gastos y partidas del patrimonio de las subsidiarias con moneda funcional peso se convirtieron al dólar estadounidense al tipo de cambio correspondiente a la fecha de cierre de los presentes estados financieros. - 13 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 2.3. Transacciones y saldos en moneda extranjera El Grupo considera como transacciones en moneda extranjera a todas aquellas transacciones que hayan tenido lugar en una moneda distinta a la moneda funcional determinada por la misma. Las transacciones en moneda extranjera se convierten a la moneda funcional utilizando los tipos de cambio de la fecha de la transacción. Las ganancias y pérdidas resultantes de la liquidación de cualquier transacción y de la conversión al tipo de cambio de cierre de los activos y pasivos monetarios denominados en monedas extranjeras se reconocen en el estado consolidado del resultado integral, a menos que se hayan capitalizado. 2.4. Información comparativa La información comparativa al 31 de diciembre de 2025 y al 30 de junio de 2025 se expone tal como fue incluida en los estados financieros correspondientes a dicho ejercicio / período. Como resultado de ello, dicha información comparativa al 31 de diciembre de 2025 y al 30 de junio de 2025 está expresada en moneda de poder adquisitivo de diciembre de 2025 y junio de 2025, respectivamente. Circunstancias como el cambio de moneda funcional mencionado en la Nota 2.2.1 y como las expuestas en el párrafo precedente, limitan la comparabilidad de los saldos al 30 de junio de 2026 con los respectivos saldos al 31 de diciembre de 2025 y al 30 de junio de 2025. En la Nota 2.2.2 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, se informan los efectos de la aplicación de la NIC 29 hasta dicha fecha. 2.5. Cambios en las políticas contables materiales Nuevas normas e interpretaciones adoptadas A partir del ejercicio iniciado el 1° de enero de 2026 el Grupo ha aplicado, por primera vez, ciertas normas e interpretaciones nuevas y/o modificadas según las emitió el IASB. En este sentido, tal como se menciona en la Nota 2.2.2 precedente, la Sociedad ha decidido aplicar anticipadamente las Modificaciones a la NIC 21 allí descriptas. Una breve descripción de las normas e interpretaciones nuevas y/o modificadas adoptadas por el Grupo y su impacto sobre los presentes estados financieros consolidados se describe a continuación: Modificaciones a la Clasificación y Medición de Instrumentos Financieros—Modificaciones de la NIIF 9 y la NIIF 7 En mayo de 2024, el IASB publicó las Modificaciones a la NIIF 9 y la NIIF 7, Modificaciones en la clasificación y medición de instrumentos financieros (las Modificaciones). Estas modificaciones incluyen: - La aclaración de que los pasivos financieros deben darse de baja en la “fecha de liquidación” y la inclusión de una opción de política contable (si se cumplen condiciones específicas) para dar de baja los pasivos financieros liquidados a través de un sistema de pago electrónico antes de la fecha de liquidación. - Lineamientos adicionales sobre cómo evaluar los flujos de efectivo contractuales de los activos financieros con características ambientales, sociales y de gobierno corporativo (“ESG” por sus siglas en inglés) y similares - 14 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 - Aclaraciones sobre lo que incluye el término “características sin recurso” y cuáles son las características de los instrumentos vinculados contractualmente. - La inclusión de revelaciones sobre instrumentos financieros con características contingentes y requisitos de revelación adicionales para instrumentos de patrimonio clasificados a valor razonable con cambios en otros resultados integrales (ORI). Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. Mejoras anuales a las normas de contabilidad NIIF - Volumen 11 En julio de 2024, el IASB publicó nueve modificaciones de alcance limitado como parte de su mantenimiento periódico de las normas de contabilidad NIIF. Las modificaciones incluyen aclaraciones, simplificaciones, correcciones o cambios para mejorar la congruencia de la NIIF 1, Adopción por primera vez de las Normas Internacionales de Información Financiera, la NIIF 7, Instrumentos financieros: Información a revelar y su Guía de implementación relacionada, la NIIF 9, Instrumentos Financieros, la NIIF 10, Estados Financieros Consolidados y la NIC 7, Estados de Flujos de Efectivo. Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. Contratos de electricidad dependientes de la naturaleza – Modificaciones de la NIIF 9 y la NIIF 7 En diciembre de 2024, el IASB emitió las modificaciones a la NIIF 9 y la NIIF 7 - Contratos de electricidad dependientes de la naturaleza. Las modificaciones aplican únicamente a los contratos de electricidad dependientes de la naturaleza y: - Aclaran la aplicación de los requisitos de “uso propio” para los contratos incluidos en el alcance. - Modifican los requisitos de designación para una partida cubierta en una relación de cobertura de flujo de efectivo para los contratos dentro del alcance. - Agregan nuevos requisitos de revelación para permitir que los inversionistas entiendan el efecto de estos contratos en el desempeño financiero y los flujos de efectivo de la empresa. Estas modificaciones no han tenido un impacto material en los estados financieros del Grupo. - 15 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 3. Segmentos operativos El siguiente cuadro presenta información resumida sobre los segmentos del Grupo por los períodos de seis meses finalizados el 30 de junio de 2026 y 2025: Generación de energía eléctrica de fuentes convencionalesGeneración de energía eléctrica de fuentes renovablesActividad forestalActividad petroleraOtrosAjustes y eliminaciones (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Ingresos de actividades ordinarias873.644.928 136.659.666 13.935.246 1.902.888 14.034.540 - 1.040.177.268 Costo de ventas(608.706.306) (58.756.854) (13.935.246) (3.119.610) (12.308.010) - (696.826.026) Gastos de administración y comercialización(57.686.850) (4.998.786) (4.453.410) (865.488) (5.065.476) 4.574.934 (68.495.076) Otros ingresos operativos18.605.028 1.422.720 17.247.516 414.960 312.702 - 38.002.926 Otros egresos operativos1.375.296 (4.220.736) (1.993.290) (305.292) (435.708) - (5.579.730) Resultado operativo227.232.096 70.106.010 10.800.816 (1.972.542) (3.461.952) 4.574.934 307.279.362 Menos:Depreciación de propiedades, planta y equipos81.253.614 25.853.490 1.840.644 - 223.782 - 109.171.530 Amortización de activos intangibles920.322 892.164 - - - - 1.812.486 Amortización Concesión Hidroeléctrica Piedra del Aguila- 6.051.492 - - - - 6.051.492 Resultados operativos no recurrentes (3)(13.983.794) - (16.568.760) - - - (30.552.554) EBITDA Ajustado295.422.238 102.903.156 (3.927.300) (1.972.542) (3.238.170) 4.574.934 393.762.316 Resultado operativo307.279.362 Otros resultados (4)25.112.490 Ganancia neta 332.391.852 Activos totales3.231.435.007 856.169.184 447.934.500 102.606.270 291.523.523 - 4.929.668.484 Pasivos totales(1.496.447.934) (292.780.956) (57.420.090) (11.558.118) (9.787.212) - (1.867.994.310) Generación de energía eléctrica de fuentes convencionalesGeneración de energía eléctrica de fuentes renovablesActividad forestalTransporte, distribución y comercialización de gas natural (1)OtrosAjustes y eliminaciones (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Ingresos de actividades ordinarias320.703.596 96.884.037 8.317.856 281.582.987 8.151.243 (277.752.814) 437.886.905 Costo de ventas(234.291.863) (27.289.651) (10.149.841) (174.097.718) (6.262.326) 171.079.400 (281.011.999) Gastos de administración y comercialización(24.844.179) (9.607.187) (4.405.875) (46.699.304) (2.209.557) 46.699.304 (41.066.798) Otros ingresos operativos(778.550) 37.916.190 11.900.296 5.591.773 3.557 (5.591.773) 49.041.493 Otros egresos operativos1.189.810 (2.464.332) (2.924.781) (6.965.168) (2.173) 6.965.168 (4.201.476) Resultado operativo61.978.814 95.439.057 2.737.655 59.412.570 (319.256) (58.600.715) 160.648.125 Menos:Depreciación de propiedades, planta y equipos39.021.218 19.344.720 1.503.701 14.302.809 76.075 (14.302.809) 59.945.714 Amortización de activos intangibles440.000 547.853 - 690.357 - (690.357) 987.853 Resultados operativos no recurrentes (3)(32.925.268) - (11.272.453) - - - (44.197.721) EBITDA Ajustado68.514.764 115.331.630 (7.031.097) 74.405.736 (243.181) (73.593.881) 177.383.971 Resultado operativo160.648.125 Otros resultados (4)15.540.627 Ganancia neta 176.188.752 Activos totales1.872.969.604 812.861.303 411.545.688 704.554.271 100.537.028 (703.907.899) 3.198.559.995 Pasivos totales(556.310.696) (296.938.779) (42.376.904) (286.986.148) (15.281.058) 286.986.148 (910.907.437) Al 30 de junio de 2026Al 30 de junio de 2025 (1) Incluye los resultados de las asociadas Grupo ECOGAS y TGM al 30 de junio de 2025 y los resultados relacionados con la reventa de capacidad de transporte de gas a dicha fecha. (2) Incluye ajustes y eliminaciones relacionadas con las inversiones registradas al valor patrimonial proporcional. (3) Incluye resultado por crecimiento y revaluación de activos biológicos, intereses y diferencia de cambio relacionados con los créditos bajo el marco del acuerdo CVO y resultado arbitraje Fideicomiso Brigadier Lopez. (4) Incluye Incluye resultado por exposición al cambio de poder adquisitivo de la moneda, ingresos y costos financieros, participación en los resultados netos de asociadas, resultado por inversiones en entidades medidas a su valor razonable e impuesto a las ganancias. - 16 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 4. Ingresos de actividades ordinarias ARS 000ARS 000ARS 000ARS 000Ingresos por venta mercado spot513.530.784 232.304.098 331.283.680 108.059.221 Ventas por contratos476.544.510 163.910.486 336.531.326 84.077.664 Venta de vapor20.288.580 21.373.049 13.171.280 12.625.393 Ingresos por venta actividad forestal13.935.246 8.317.856 7.575.282 3.858.498 Reventa de capacidad de transporte y distribución de gas4.145.154 3.830.173 1.458.546 1.881.799 Ingresos por venta actividad petrolera1.902.888 - 1.902.888 - Ingresos por gerenciamiento de la central térmica CVO9.830.106 8.151.243 4.690.448 4.013.730 Total de ingresos de actividades ordinarias1.040.177.268 437.886.905 696.613.450 214.516.305 6 meses3 meses01-04-2025 al 30-06-202501-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-2026 5. Otros ingresos y egresos 5.1. Otros ingresos operativos ARS 000ARS 000ARS 000ARS 000Intereses de clientes10.319.166 (1)8.877.489 (1)5.525.008 (3)5.419.197 (3)Diferencias de cambio, netas- 21.325.050 (2)- 13.337.316 (4)Recupero de seguros760.266 6.901.062 760.266 6.557.914 Recupero por descuento de créditos fiscales22.230 - 118 - Recupero neto por previsión deudores incobrables y otros créditos (Anexo E)186.732 - 186.732 - Resultado por crecimiento y revaluación de activos biológicos16.568.760 11.272.453 1.229.942 6.613.980 Arbitraje Fideicomiso Brigadier Lopez6.340.323 - 6.340.323 - Diversos3.805.449 665.439 2.427.595 649.450 Total de otros ingresos operativos38.002.926 49.041.493 16.469.984 32.577.857 01-04-2026 al 30-06-20263 meses01-04-2025 al 30-06-20256 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-2025 (1) Incluye 7.643.471 y 8.196.433 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, respectivamente. (2) Incluye 24.728.835 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de seis meses finalizados el 30 de junio de 2025. (3) Incluye 4.431.358 y 4.051.969 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de tres meses finalizados el 30 de junio de 2026 y 2025, respectivamente. (4) Incluye 17.683.955 relacionados con los créditos bajo el marco del acuerdo CVO por los períodos de tres meses finalizados el 30 de junio de 2025. 5.2. Otros gastos operativos ARS 000ARS 000ARS 000ARS 000Gastos forestales de silvicultura(1.993.290) (2.694.631) (818.590) (1.971.770) Cargo neto por provisión de juicios y reclamos (Anexo E)(1.086.306) (420.533) (434.002) (253.432) Intereses comerciales y fiscales(1.868.802) (123.509) (1.730.602) (65.235) Cargo por descuento de créditos fiscales- (75.548) - 31.164 Cargo neto por previsión deudores incobrables y otros créditos (Anexo E)- (93.366) 153.402 (57.938) Gastos por siniestro(268.242) - (18.100) - Diversos(363.090) (793.889) (24.500) (617.746) Total de otros gastos operativos(5.579.730) (4.201.476) (2.872.392) (2.934.957) 6 meses3 meses01-04-2025 al 30-06-202501-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-2026 - 17 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 5.3. Ingresos financieros ARS 000ARS 000ARS 000ARS 000Intereses ganados1.476.072 1.721.562 732.556 1.224.270 Diferencia de cambio y resultado por tenencia de activos financieros al valor razonable con cambios en resultados (1)24.181.794 55.108.806 (376.346) 32.352.398 Resultado swap de tasa de interés617.994 - 1.718.066 - Total de ingresos financieros26.275.860 56.830.368 2.074.276 33.576.668 6 meses3 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025 (1) Neto del impuesto sobre ingresos brutos generado por 75.779 y 79.846 por los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, respectivamente. 5.4. Costos financieros ARS 000ARS 000ARS 000ARS 000Intereses por préstamos(35.212.320) (18.849.410) (17.255.994) (8.558.739) Diferencia de cambio- (67.657.837) - (50.400.757) Comisiones bancarias por préstamos y otros(5.007.678) (2.248.402) (3.563.488) (1.132.603) Resultado swap de tasa de interés- (1.476.344) - (232.152) Diversos(921.804) (26.739) (831.974) (15.674) Total costos financieros(41.141.802) (90.258.732) (21.651.456) (60.339.925) 6 meses3 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025 6. Impuesto a las ganancias Los principales componentes del impuesto a las ganancias para los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, son los siguientes: Estado consolidado de resultados Estado consolidado de resultadosARS 000ARS 000ARS 000ARS 000Impuesto a las ganancias corrienteCargo por impuesto a las ganancias corriente (103.316.148) (36.725.495) (53.477.082) (11.044.983) Variación entre provisión y declaración jurada(251.940) 28.671.381 950.400 28.671.381 Impuesto a las ganancias diferidoRelacionado con la variación neta de las diferencias temporarias98.376.642 (19.688.905) 9.975.630 (16.155.832) Impuesto a las ganancias(5.191.446) (27.743.019) (42.551.052) 1.470.566 6 meses3 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025 La conciliación entre el impuesto a las ganancias del estado consolidado de resultados y la ganancia contable multiplicada por la tasa impositiva aplicable para los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, es la siguiente: - 18 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ARS 000ARS 000ARS 000ARS 000Ganancia antes de impuesto a las ganancias337.583.298 203.931.771 178.929.698 83.549.122 A la tasa legal de impuestos 35%(118.154.154) (71.376.120) (62.625.394) (29.242.193) Efecto de dividendos cobrados de asociadas- 8.188.893 - 3.881.552 Descuento del impuesto a las ganancias a pagar11.838.216 (4.831.790) 8.930.488 (3.423.815) Variación entre provisión y declaración jurada(251.940) 28.671.381 950.400 28.671.381 Ajuste por inflación impositivo y reexpresión a moneda constante, según corresponda96.442.632 (3.135.869) 51.198.716 (8.241.336) Efecto de los quebrantos(2.525.328) 6.422.580 (5.427.528) 6.422.580 Efecto moneda funcional(8.801.598) - (45.962.196) - Efecto de las diferencias de cambio9.028.344 - 7.447.336 - Otros7.232.382 8.317.906 2.937.126 3.402.397 Impuesto a las ganancias del ejercicio(5.191.446) (27.743.019) (42.551.052) 1.470.566 6 meses3 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025 Impuesto a las ganancias diferido El impuesto a las ganancias diferido corresponde a lo siguiente: 31-12-2025Diferencia de conversiónCargo imputado al resultado del período30-06-2026ARS 000ARS 000ARS 000ARS 000Deudores comerciales405.778 7.700 (234.156) 179.322 Otros activos financieros(50.186.515) (930.629) (11.224.668) (62.341.812) Provisiones y otros(16.140.919) (300.389) 4.351.152 (12.090.156) Pasivo por beneficios a los empleados a largo plazo4.791.236 87.508 198.588 5.077.332 Propiedades, planta y equipos - Materiales y repuestos - Intangibles(173.225.124) (3.214.386) 103.056.798 (73.382.712) Utilidad diferida impositiva(18.940.885) (351.791) 4.097.730 (15.194.946) Quebranto impositivo9.718.562 179.716 (1.699.854) 8.198.424 Ajuste por inflación impositivo - Activo385.342 5.906 (177.840) 213.408 Ajuste por inflación impositivo - Pasivo(8.069) (823) 8.892 - Cargo por impuesto diferido(4.517.188) 98.376.642 Pasivo neto por impuesto diferido(243.200.594) (149.341.140) Presentación del pasivo neto por impuesto diferido en el estado consolidado de situación financiera 30-06-202631-12-2025ARS 000ARS 000Activo por impuesto diferido66.060.150 4.177.107 Pasivo por impuesto diferido(215.401.290) (247.377.701) Pasivo neto por impuesto diferido(149.341.140) (243.200.594) Estado consolidado de situación financiera - 19 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 7. Activos y pasivos financieros 7.1. Deudores comerciales y otras cuentas por cobrar 30-06-202631-12-2025ARS 000ARS 000No corrientesDeudores comerciales - CAMMESA 75.041.070 115.655.945 Cuentas por cobrar con accionistas (Nota 10)16.912.584 7.025.910 Otras cuentas por cobrar4.826.874 5.508.324 96.780.528 128.190.179 CorrientesDeudores comerciales - CAMMESA568.515.948 258.148.238 Deudores comerciales - YPF S.A. e YPF Energía Eléctrica S.A. 3.931.746 4.747.982 Deudores comerciales - Grandes usuarios112.566.792 28.901.314 Deudores comerciales - Clientes forestales8.487.414 3.733.023 Deudores comerciales - Clientes actividad petrolera924.768 - Cuentas por cobrar con asociadas y otras partes relacionadas (Nota 10)87.438 94.841 Depósitos entregados en garantía (Nota 15)17.430.400 2.450.425 Seguros a cobrar- 11.221.920 Otras cuentas por cobrar30.550.832 11.609.692 742.495.338 320.907.435 Provisión para deterioro de valor - Anexo E(312.702) (499.655) 742.182.636 320.407.780 Créditos CVO: Tal como se describe en la Nota 1.2.a) a los estados financieros correspondientes al ejercicio finalizado al 31 de diciembre de 2025, ya emitidos, en 2010 la Sociedad aprobó un acuerdo con la ex Secretaría de Energía (“el Acuerdo CVO”) y, con efectos a partir del 20 de marzo de 2018, CAMMESA otorgó la habilitación comercial como ciclo combinado de la central térmica Central Vuelta de Obligado (la “Habilitación Comercial”). Los créditos bajo el marco del Acuerdo CVO se incluyen en la línea Deudores comerciales - CAMMESA. Los Créditos CVO están nominados en dólares estadounidenses y devengaban una tasa de interés LIBO más un 5%. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, a los efectos de determinar el interés aplicable dicha tasa ha sido reemplazada por la Secured Overnight Financing Rate (SOFR) publicada en la fuente CME (Chicago Mercantil Exchange) más un spread fijo de 0,11448%. Como consecuencia de la Habilitación Comercial y según lo establecido por el Acuerdo CVO, la Sociedad cobra los Créditos CVO convertidos en dólares estadounidenses en 120 cuotas iguales y consecutivas. Durante los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, las cobranzas de los Créditos CVO ascendieron a 50.658.910 y 41.886.399, respectivamente. La información sobre los objetivos y las políticas de gestión del riesgo de crédito del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. - 20 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 La apertura por vencimiento de los deudores comerciales y otras cuentas por cobrar a las fechas respectivas es la siguiente: TotalA vencerHasta 90 días91 - 180 días181 - 270 días270 - 360 díasMás de 360 díasARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 00030-06-2026838.963.164 818.970.984 16.190.850 2.904.720 197.106 400.140 299.364 31-12-2025448.597.959 437.557.176 9.124.858 876.797 335.843 341.574 361.711 Vencidos 7.2. Cuentas por pagar comerciales y otras cuentas por pagar 30-06-202631-12-2025ARS 000ARS 000CorrientesCuentas por pagar comerciales y otras cuentas por pagar296.881.650 124.200.105 296.881.650 124.200.105 Las cuentas por pagar comerciales no devengan intereses y normalmente se cancelan dentro de los 60 días. La información sobre los objetivos y las políticas de gestión del riesgo financiero del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. Respecto de los términos y condiciones relacionadas con las cuentas por pagar con partes relacionadas, referirse a la Nota 10. 7.3. Deudas y préstamos que devengan interés 30-06-202631-12-2025ARS 000ARS 000No corrientesPréstamos de largo plazo para financiación de proyectos (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9)277.671.966 (1)219.904.053 (1)Otros préstamos de largo plazo (Nota 7.3.11)74.100.000 - Obligaciones negociables - Programa CPSA (Nota 7.3.6) 323.443.536 (1)129.032.275 (1)675.215.502 348.936.328 CorrientesPréstamos de largo plazo para financiación de proyectos (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.8 y 7.3.9)40.707.576 (1)43.347.636 (1)Otros préstamos de largo plazo (Nota 7.3.11)517.218 - Obligaciones negociables - Programa CPSA (Nota 7.3.6)5.068.440 (1)73.529.029 (1)Costos de obtención de préstamos a pagar (Nota 7.3.9)- 8.308.300 Préstamos de corto plazo para financiación de importaciones (Nota 7.3.10)62.605.608 - Otros préstamos de corto plazo (Nota 7.3.9)104.344.656 - Adelantos en cuentas corrientes bancarias y cuentas comitentes107.256.786 18.903.761 320.500.284 144.088.726 (1) Neto de los costos de emisión de deuda. - 21 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 7.3.1. Préstamos del International Finance Corporation (“IFC”) e Inter-American Investment Corporation (“IIC”) Con fechas 20 de octubre de 2017 y 17 de enero de 2018, CP La Castellana S.A.U. (“CP La Castellana”) y CP Achiras S.A.U. (“CP Achiras”), respectivamente, han suscripto con: (i) International Finance Corporation (“IFC”) por sí, en carácter de proveedor de cobertura elegible y en carácter de entidad de implementación del Programa Administrado de Préstamos Multilaterales; (ii) Inter-American Investment Corporation (“IIC”), actuando como acreedor por sí, como agente por InterAmerican Development Bank (“IDB”) y en nombre de IDB como administrador del Canadian Climate Fund for the Private Sector in the Americas (“C2F”, y junto con IIC y IDB, el “Grupo IDB”, y junto con IFC, los “Acreedores Senior”), la estructuración de una serie de contratos de préstamo en favor de CP La Castellana y CP Achiras por un monto de capital total de hasta USD 100.050.000 y USD 50.700.000, respectivamente. De acuerdo con los términos del acuerdo suscripto con CP La Castellana, USD 5 millones devengan una tasa de interés igual a la tasa LIBO más 3,5% y el resto a la tasa LIBO más 5,25% hasta el 15 de agosto de 2023. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, CP La Castellana, en conjunto con Grupo IDB y IFC, enmendaron los contratos de préstamo con fecha 29 de junio de 2023, reemplazando la tasa LIBO por la Secured Overnight Financing Rate (SOFR) más un Credit Adjustment Spread (CAS) fijo de 0,26161% aplicable a partir del 15 de agosto de 2023. El préstamo es amortizable trimestralmente en 52 cuotas iguales y consecutivas desde el 15 de febrero de 2019. De acuerdo con los términos del contrato suscripto con CP Achiras, USD 40,7 millones devengan una tasa de interés fija igual a 8,05% y el resto a una tasa fija de 6,77%, y el préstamo es amortizable trimestralmente en 52 cuotas iguales y consecutivas desde el 15 de mayo de 2019. De conformidad con el contrato de préstamo firmado, y entre otras obligaciones asumidas, las sociedades controladas CP La Castellana y CP Achiras se han comprometido a mantener un 'Historical Senior Debt Service Coverage Ratio' de al menos 1,05:1,00. Asimismo, dicho ratio no puede ser menor a 1,20:1,00 en más de 8 trimestres consecutivos. Estos ratios deben mantenerse hasta la fecha de finalización del proyecto y se calculan dividiendo la suma de los EBITDA (según se lo define en los respectivos contratos de préstamos) de los cuatro trimestres financieros más recientes anteriores a la fecha de cálculo por la suma de todos los pagos de deuda programados vencidos en esos mismos cuatro trimestres. Asimismo, en garantía de las obligaciones contraídas, las sociedades controladas CP La Castellana y CP Achiras mantienen a favor de IFC y IIC una prenda con registro en primer grado sobre los activos financiados. Otros acuerdos y documentos relacionados, como el Guarantee and Sponsor Support Agreement (el “Acuerdo de Garantía”, en el que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por CP La Castellana y CP Achiras hasta que los proyectos lleguen a la fecha de cumplimiento del proyecto), contratos de cobertura, fideicomiso de garantía, una hipoteca, acuerdos de garantía sobre acciones, acuerdos de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. Con fecha 16 de febrero de 2023, CP La Castellana y CP Achiras cumplieron con todos los requisitos y condiciones requeridos para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual el Acuerdo de Garantía otorgado por CPSA fue liberado. Asimismo, la Sociedad acordó mantener, a menos que se haya consentido por escrito por cada prestamista principal, la propiedad y el control de CP La Castellana y CP Achiras de la siguiente manera: (i) hasta la fecha de cumplimiento de cada proyecto (a) mantener (x) directa o indirectamente, al menos el setenta por ciento (70%) de la tenencia de CP La Castellana y CP Achiras; y (y) control de CP La Castellana y CP Achiras; y (b) CPR debía mantener (x) directamente, el noventa y cinco por ciento (95%) de titularidad sobre CP La - 22 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Castellana y CP Achiras. Además, (ii) después de la fecha de cumplimiento de cada proyecto, la Sociedad debe mantener (x) directa o indirectamente, por lo menos el cincuenta y un décimo por ciento (50,1%) de la tenencia de CP La Castellana, CP Achiras y CPR; y (y) control de CP La Castellana, CP Achiras y CPR; y CPR mantendrá el control de CP La Castellana y CP Achiras. Producto de la fusión por absorción entre CPSA y CPR, a partir del 1 de octubre de 2025 las obligaciones asumidas originalmente por CPR son cumplidas por CPSA. Finalmente, existen ciertos requerimientos que CP Achiras y CP La Castellana deben cumplir para poder distribuir dividendos. Al 30 de junio de 2026 el Grupo ha cumplido con todos los requerimientos detallados precedentemente establecidos en los contratos de préstamo. En virtud del contrato de fideicomiso de garantía firmado, al 30 de junio de 2026 y al 31 de diciembre de 2025 existen saldos de deudores comerciales con asignación específica por 14.935.686 y 6.440.433, respectivamente. Al 30 de junio de 2026 y al 31 de diciembre de 2025, el saldo de estos préstamos asciende a 93.640.170 y 100.108.872, respectivamente. 7.3.2. Préstamo del Kreditanstalt für Wiederaufbau (“KfW”) Con fecha 26 de marzo de 2019 la Sociedad suscribió un contrato de préstamo con KfW por un monto de hasta USD 56 millones para financiar la adquisición de dos turbinas de gas, equipamiento y servicios relacionados, correspondientes al proyecto de la central de cogeneración Luján de Cuyo. De acuerdo con los términos del contrato, este préstamo devenga una tasa de interés igual a LIBO más 1,15%. Con motivo de la discontinuación de la tasa LIBO, ocurrida el 30 de junio de 2023, la Sociedad y KfW enmendaron el contrato de préstamo con fecha 30 de junio de 2023, reemplazando la tasa LIBO por la SOFR más un CAS de 0,26161%. El préstamo es amortizable trimestralmente en 47 cuotas iguales y consecutivas a partir de los 6 meses de ocurrida la puesta en marcha de las turbinas de gas y su equipamiento. De conformidad con el contrato de préstamo, entre otras obligaciones asumidas, CPSA debe mantener al 31 de diciembre de cada año un índice de endeudamiento de no más de 3,5:1,00. La Sociedad ha cumplido con dicho requerimiento. Al 30 de junio de 2026 y al 31 de diciembre de 2025 el saldo de este préstamo asciende a 26.945.724 y 28.977.209, respectivamente. 7.3.3. Préstamo del IFC a la sociedad subsidiaria Vientos La Genoveva S.A.U. Con fecha 21 de junio de 2019, Vientos La Genoveva S.A.U., subsidiaria de CPSA, suscribió un contrato de préstamo con IFC por sí, en carácter de proveedor de cobertura elegible y en carácter de entidad de implementación del Programa de Préstamos Compartidos (MCPP, por sus siglas en inglés) administrados por IFC, por un monto de USD 76,1 millones. De conformidad con los términos del acuerdo suscripto, este préstamo devengaba una tasa de interés igual a LIBO más 6,50% hasta el 15 de agosto de 2023. Por motivo de la discontinuación de la tasa LIBO ocurrida el 30 de junio de 2023, Vientos La Genoveva S.A.U, en conjunto con IFC, enmendaron este contrato con fecha 14 de junio de 2023, reemplazando la tasa LIBO por la SOFR más un CAS de 0,26161% aplicable a partir del 15 de agosto de 2023. El préstamo es amortizable trimestralmente en 55 cuotas desde el 15 de noviembre de 2020. - 23 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 De conformidad con el contrato de préstamo firmado, y entre otras obligaciones asumidas, la sociedad controlada Vientos La Genoveva S.A.U. se ha comprometido a mantener un 'Historical Senior Debt Service Coverage Ratio' de al menos 1,05:1,00. Asimismo, dicho ratio no puede ser menor a 1,20:1,00 en más de 8 trimestres consecutivos. Este ratio se calcula dividiendo la suma de los EBITDA (según se lo define en el contrato de préstamo) de los cuatro trimestres financieros más recientes anteriores a la fecha de cálculo por la suma de todos los pagos de deuda programados vencidos en esos mismos cuatro trimestres. Asimismo, en garantía de las obligaciones contraídas, la sociedad controlada Vientos La Genoveva S.A.U mantiene a favor de IFC una prenda con registro en primer grado sobre los activos financiados. Otros acuerdos y documentos relacionados, como el Guarantee and Sponsor Support Agreement (el “Acuerdo de Garantía”, en el que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por Vientos La Genoveva S.A.U hasta que el proyecto llegue a la fecha de cumplimiento del proyecto), contratos de cobertura, fideicomiso de garantía, acuerdo de garantía sobre acciones, acuerdo de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. De conformidad con el Acuerdo de Garantía, entre otras obligaciones asumidas, CPSA se había comprometido, hasta la fecha de cumplimiento del proyecto, a mantener (i) un índice de endeudamiento de no más de 3,5:1,00; y (ii) un índice de cobertura de intereses de no menos de 2,00: 1,00. Además, CPSA, bajo ciertas condiciones, acordó hacer ciertas contribuciones de capital a Vientos La Genoveva S.A.U. Con fecha 29 de noviembre de 2024, Vientos La Genoveva S.A.U. cumplió con todos los requisitos y condiciones requeridas para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual el Acuerdo de Garantía otorgado por CPSA fue liberado. Finalmente, existen ciertos requerimientos que Vientos La Genoveva S.A.U. debe cumplir para poder distribuir dividendos. Al 30 de junio de 2026 el Grupo ha cumplido con todos los requerimientos detallados precedentemente establecidos en el contrato de préstamo. En virtud del contrato de fideicomiso de garantía firmado, al 30 de junio de 2026 y al 31 de diciembre de 2025 existen saldos de deudores comerciales con asignación específica por 5.116.381 y 3.020.608, respectivamente. Al 30 de junio de 2026 y al 31 de diciembre de 2025 el saldo de este préstamo asciende a 74.142.978 y 76.070.395, respectivamente. 7.3.4. Préstamos del Banco de Galicia y Buenos Aires S.A. a la sociedad subsidiaria Puerto Energías Renovables S.A.U. (anteriormente denominada Vientos La Genoveva II S.A.U.) Con fecha 23 de julio de 2019, la sociedad subsidiaria Puerto Energías Renovables S.A.U. (anteriormente denominada Vientos La Genoveva II S.A.U.) (en adelante, “PERSAU”) suscribió un contrato de préstamo con Banco de Galicia y Buenos Aires S.A. por un monto de USD 37,5 millones. De acuerdo con los términos del acuerdo suscripto este préstamo devengaba tasa LIBO más 5,95%. Con motivo de la discontinuación de la tasa LIBO ocurrida el 30 de junio de 2023, PERSAU y Banco de Galicia y Buenos Aires S.A. celebraron con fecha 21 de julio de 2023 una enmienda al contrato de préstamo donde la tasa de interés pasó a ser la SOFR más un CAS fijo de 0,42826% aplicable a partir del 24 de julio de 2023. El préstamo es amortizable trimestralmente en 26 cuotas, comenzando a partir del noveno mes calendario contado desde la fecha de desembolso. - 24 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 En el marco de este contrato de préstamo, la sociedad controlada PERSAU se había comprometido a mantener: (i) una relación entre deuda financiera y EBITDA inferior a 3,75 hasta finales de junio de 2025 y a 2,25 de allí en adelante, y (ii) una relación entre EBITDA y servicios de deuda financiera superior a 1,00 hasta finales de junio de 2025 y a 1,10 de allí en adelante, ambos hasta la cancelación de la totalidad de las sumas adeudadas. Con fecha 18 de junio de 2025, a raíz de la enmienda extendida por el Banco Galicia y Buenos Aires S.A. en relación con la fusión por absorción de las sociedades CPRES, CP Manque S.A.U. y CP Los Olivos S.A.U., PERSAU se comprometió a mantener: (i) una relación entre deuda financiera y EBITDA inferior a 3,75 y (ii) una relación entre EBITDA y servicios de deuda financiera superior a 1,00, ambos hasta la cancelación de la totalidad de las sumas adeudadas. Finalmente, existen ciertos requerimientos que dicha sociedad controlada debe cumplir para poder distribuir dividendos. Al 30 de junio de 2026 la sociedad controlada ha cumplido con los requerimientos mencionados. Con fecha 24 de mayo de 2019, CPRES (sociedad actualmente absorbida por PERSAU) suscribió un contrato de préstamo con Banco de Galicia y Buenos Aires S.A. por un monto de USD 12,5 millones para financiar la construcción del parque eólico “La Castellana II”. De acuerdo con los términos del acuerdo suscripto, este préstamo devenga una tasa de interés fija igual a 8,5% durante el primer año, que se incrementará en medio punto porcentual anualmente hasta el sexagésimo primer período de intereses, y es amortizable trimestralmente en 25 cuotas desde el 24 de mayo de 2020. De conformidad con el contrato de préstamo firmado, la sociedad controlada CPRES se había comprometido a mantener ciertos ratios financieros hasta la cancelación de la totalidad de las sumas adeudadas. A raíz de la reorganización societaria por medio de la cual CPRES fue absorbida por PERSAU, a partir del 18 de junio de 2025 los ratios a cumplir son los mencionados previamente en relación con el préstamo otorgado a PERSAU. Asimismo, en garantía de las obligaciones contraídas, la sociedad controlada PERSAU mantenía a favor de Banco de Galicia y Buenos Aires S.A. sendas prendas con registro en primer grado sobre los activos financiados. Con fecha 26 de enero de 2026 la sociedad controlada PERSAU y el Banco de Galicia y Buenos Aires S.A. acordaron cancelar las prendas correspondientes a ambas financiaciones, considerando que a dicha fecha sólo restaban dos cuotas para el repago total de los préstamos. La cancelación de ambas prendas operó el 1° de febrero de 2026 y 5 de marzo de 2026, respectivamente. Otros acuerdos y documentos relacionados, como la Fianza, (en la que CPSA garantizaba total, incondicional e irrevocablemente, como deudor principal, todas las obligaciones de pago asumidas por PERSAU y CPRES hasta la total cancelación de las obligaciones garantizadas o hasta que el proyecto llegue a la fecha cumplimiento del proyecto, lo que ocurra primero), acuerdos de garantía sobre acciones, acuerdos de garantía sobre los aerogeneradores, acuerdos directos y pagarés han sido firmados. Con fecha 3 de septiembre de 2021, PERSAU y CPRES cumplieron con todos los requisitos y condiciones requeridos para acreditar el acaecimiento de la fecha de cumplimiento del proyecto, por lo cual la Fianza otorgada por la Sociedad fue liberada. El préstamo originalmente suscripto por CPRES fue cancelado totalmente a su vencimiento el 26 de mayo de 2026. Al 31 de diciembre de 2025 el saldo de estos préstamos asciende a 9.378.822. Al 30 de junio de 2026 el saldo del préstamo con PERSAU asciende a 3.321.162; con posterioridad al cierre del período, dicho préstamo ha sido cancelado a su vencimiento. - 25 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 7.3.5. Fideicomiso financiero correspondiente a la Central Termoeléctrica Brigadier López En el marco de la adquisición de la Central Termoeléctrica Brigadier López la Sociedad asumió el carácter de fiduciante del contrato de fideicomiso financiero previamente suscripto por Integración Energética Argentina S.A., titular anterior de la Central. El saldo de la deuda financiera a la fecha de transferencia de la Central era de USD 154.662.725. De acuerdo con los términos del contrato de fideicomiso, la deuda financiera devengaba una tasa de interés igual a la tasa LIBO más 5% o igual a 6,25%, la que fuere mayor, y era amortizable mensualmente. Con fecha 5 de abril de 2022 se canceló el saldo adeudado. En virtud del contrato de fideicomiso, al 31 de diciembre de 2025 existían saldos de deudores comerciales con asignación específica por 884.757. Durante el mes de diciembre de 2024 CPSA inició un arbitraje en la Bolsa de Comercio de la República Argentina a fin de recuperar los importes correspondientes al fondo de reserva y proceder con la posterior disolución del Fideicomiso. En abril de 2026, la Sociedad fue notificada del laudo del tribunal que hizo lugar al reclamo de CPSA, en virtud del cual dicho tribunal ordenó el reembolso a CPSA de los importes mantenidos en el fondo de reserva actualizados a una tasa de interés del 6% anual, con costas. En junio de 2026 la Sociedad recibió los importes correspondientes al capital por 6.951.771 mientras que la imposición de intereses fue apelada por la parte demandada. A la fecha de emisión de los presentes estados financieros dicha apelación se encuentra pendiente de resolver por parte de la Cámara de Apelaciones. 7.3.6. Programa de Obligaciones Negociables de CPSA Con fecha 31 de julio de 2020 la Asamblea General Extraordinaria de Accionistas de la Sociedad aprobó la creación de un nuevo programa global de emisión de obligaciones negociables por un monto máximo en circulación en cualquier momento durante la vigencia del programa de USD 500.000.000 (o su equivalente en otras monedas), a ser emitidos en la forma de obligaciones negociables a corto, mediano o largo plazo, simples, no convertibles en acciones, en los términos de la Ley de Obligaciones Negociables (el “Programa”). Asimismo, se delegó en el Directorio facultades para determinar y establecer las condiciones del Programa y de las obligaciones negociables a ser emitidos bajo el mismo, que no fueran expresamente determinadas por la asamblea de accionistas. Con fecha 29 de octubre de 2020, la CNV aprobó la creación del mencionado programa. Con fecha 11 de junio de 2025, la CNV aprobó la prórroga del plazo de vigencia del Programa hasta el 29 de octubre de 2030 y la ampliación del monto del Programa por hasta USD 1.000.000.000. En el marco de este programa, la Sociedad emitió cuatro tipos de valores negociables: a) con fecha 17 de septiembre de 2023 tuvo lugar la integración y liquidación de la Obligación Negociable (ON) Clase A, denominada, integrada y pagadera en dólares estadounidenses en el exterior; las características de esta ON eran las siguientes: i) valor nominal emitido: USD 37.232.818, ii) tasa de interés, determinada mediante licitación: 7%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 30 meses, a contarse desde el 17 de septiembre de 2023 y vi) ley aplicable y lugar de depósito: Argentina, Caja de Valores S.A.; b) con fecha 17 de octubre de 2023 tuvo lugar la integración y liquidación del bono internacional denominado “10% Senior Notes due 2025” (ON clase B), denominado, integrado y pagadero en dólares estadounidenses en el exterior, bajo el esquema Reg S; las características de este bono eran las siguientes: i) valor nominal emitido: USD 50.000.000, ii) tasa de interés, determinada mediante licitación: 10%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 24 meses, a contarse desde el 17 de octubre de 2023 y vi) ley aplicable y lugar de depósito: New York, Euroclear; - 26 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 c) con fecha 25 de agosto de 2025 tuvo lugar la integración y liquidación de la ON Clase C, denominada, integrada y pagadera en dólares estadounidenses en el exterior; las características de esta ON son las siguientes: i) valor nominal emitido: USD 50.000.000, ii) tasa de interés, determinada mediante licitación: 8%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 48 meses, a contarse desde el 25 de agosto de 2025 y vi) ley aplicable y lugar de depósito: Argentina, Caja de Valores S.A.; y d) con fecha 30 de abril de 2026, la Sociedad emitió en el mercado local la ON Clase D, denominada, integrada y pagadera en dólares estadounidenses; las características de esta ON son las siguientes: i) valor nominal emitido: USD 130.120.007, ii) tasa de interés, determinada mediante licitación: 6%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 48 meses, a contarse desde el 30 de abril de 2026 y vi) ley aplicable y lugar de depósito: República Argentina, Caja de Valores S.A. e) con posterioridad al cierre del período, con fecha 27 de julio de 2026, la Sociedad emitió en el mercado local la ON Clase E, denominada, integrada y pagadera en dólares estadounidenses; las características de esta ON son las siguientes: i) valor nominal emitido: USD 94.283.031, ii) tasa de interés, determinada mediante licitación: 5,5%, iii) periodicidad del cupón de interés: semestral, iv) amortización: bullet, v) plazo: 36 meses, a contarse desde el 27 de julio de 2026 y vi) ley aplicable y lugar de depósito: República Argentina, Caja de Valores S.A. Con fecha 20 de octubre de 2023, la Sociedad decidió la reapertura de la ON Clase A, procedimiento que permite ofrecer en el mercado un valor negociable que replica todas las condiciones del título ya ofrecido, incorporando en esta oportunidad la tasa de interés determinada en la oferta original (7%) y licitando el precio. Como resultado de este proceso, la Sociedad emitió USD 10.000.000 adicionales para la ON Clase A, con un precio de emisión de 102,9%. De esta forma, el valor nominal total de la Clase A ascendía a USD 47.232.818. Con fecha 28 de agosto de 2025, la Sociedad decidió la reapertura de la ON Clase C, logrando emitir en este proceso USD 39.067.309 adicionales, con un precio de emisión de 100,06%. Por lo tanto, el valor nominal total de la Clase C asciende a USD 89.067.309. Con fecha 17 de octubre de 2025 la ON Clase B fue cancelada en su totalidad. Con fecha 16 de enero de 2026 la Sociedad efectuó el rescate anticipado de la ON Clase A, el cual contempló la cancelación total del valor nominal y los intereses devengados hasta dicha fecha. 7.3.7. Programas de recompra de acciones propias Teniendo en cuenta la volatilidad del mercado y la divergencia entre la cotización de las acciones de la Sociedad y la realidad económica de sus activos en la actualidad o su potencial futuro, resultando ello en detrimento de los intereses de los accionistas de la Sociedad, y considerando el historial de fuerte posición de caja y la disponibilidad de fondos que posee la Sociedad, el Directorio ha implementado diversos programas de recompra de acciones propias, teniendo en cuenta en cada uno de ellos que las acciones en cartera no superen el límite legal del 10% del capital social emitido. Con fecha 13 de octubre de 2022, el Directorio de la Sociedad aprobó la creación de un programa de adquisición de acciones propias emitidas por la Sociedad, por un monto máximo de hasta USD 10.000.000 y por un plazo de 180 días corridos. Dicho programa venció el 11 de abril de 2023. Bajo el marco del programa el Grupo recompró 252.034 acciones de valor nominal $1 por un valor total de 254.501. Ver Nota 9. Con fecha 24 de agosto de 2023, el Directorio de la Sociedad aprobó la creación de un nuevo programa de adquisición de acciones propias emitidas por la Sociedad, por un monto máximo de hasta USD 10.000.000 y - 27 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 por un plazo de 180 días corridos. Dicho programa venció el 20 de febrero de 2024. El Grupo ha recomprado bajo el marco del programa 2.299.993 acciones de valor nominal $1 por un valor total de 4.754.693. El plazo límite para la enajenación de dichas acciones, de acuerdo con lo previsto por la Ley de Mercado de Capitales, vence el 11 de octubre de 2026. Con fecha 25 de septiembre de 2025, el Directorio de la Sociedad aprobó la creación de un nuevo programa de adquisición de acciones propias emitidas por la Sociedad, conforme la norma vigente, por un monto máximo de hasta USD 20.000.000 por un plazo de 180 días corridos. Dicho programa venció el 24 de marzo de 2026. El Grupo ha recomprado bajo el marco del programa 2.756.000 acciones de valor nominal $1 por un valor total de 3.762.901. El plazo límite para la enajenación de dichas acciones, de acuerdo con lo previsto por la Ley de Mercado de Capitales, vence el 17 de octubre de 2028. Las operaciones realizadas a través de estos programas han sido registradas como adquisiciones de acciones propias de acuerdo con lo previsto por la NIC 32 y las normas correspondientes de la CNV, por lo cual la consideración pagada por tales acciones fue reconocida directamente en el patrimonio neto. 7.3.8. Préstamo con Mitsubishi Corporation Con fecha 29 de noviembre de 1996 la sociedad Central Costanera S.A. firmó un contrato con la firma Mitsubishi Corporation por la instalación de una planta llave en mano de generación de energía eléctrica de ciclo combinado. El contrato original incluía la financiación de USD 192,5 millones, a 12 años de plazo contados a partir de la recepción provisoria del proyecto, con una tasa fija de 7,42 % anual y amortización semestral de capital e intereses. Con fecha 27 de octubre de 2014, Central Costanera S.A. y Mitsubishi Corporation acordaron la reestructuración de dicho pasivo. Entre las principales condiciones de la reestructuración, se destacan las siguientes: la condonación de los intereses devengados y acumulados al 30 de septiembre de 2014 por USD 66.061.897; la reprogramación de los vencimientos del capital de USD 120.605.058 por un plazo de 18 años, con un período de gracia de 12 meses, que debe cancelarse totalmente antes del 15 de diciembre de 2032; un pago mínimo anual de USD 3.000.000 en concepto de capital, en cuotas trimestrales; una tasa de interés fija del 0,25% anual; y se fijaron ciertas restricciones al pago de dividendos. Considerando las restricciones impuestas en su momento por el BCRA (ver Nota 13), se celebraron sucesivas adendas al contrato de préstamo desde el 30 de septiembre de 2020. El préstamo contempla ciertas restricciones financieras, las cuales, al 30 de junio de 2026, han sido cumplidas en su totalidad por Central Costanera S.A. Asimismo, en garantía de las obligaciones contraídas, Central Costanera S.A. mantiene a favor de Mitsubishi Corporation una prenda con registro en primer grado sobre el activo financiado, cuyo monto fue variando en función de las refinanciaciones obtenidas. Al 30 de junio de 2026 y al 31 de diciembre de 2025 el saldo del pasivo asciende a 54.279.732 y 48.716.391, respectivamente. 7.3.9. Préstamos con IFC y Banco de Galicia y Buenos Aires S.A. Con fecha 19 de diciembre de 2025 la Sociedad suscribió un contrato de préstamo con IFC por un monto de USD 300 millones, para financiar la adquisición de las acciones de la sociedad Piedra del Aguila Hidroeléctrica Argentina S.A. (ver Nota 1.1) y parte del proyecto de almacenamiento de energía eléctrica en baterías en la central Nuevo Puerto (ver Nota 1.2.r) a los estados financieros correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos). - 28 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 De acuerdo con los términos del contrato, el préstamo devenga una tasa de interés igual a SOFR más 4,00% o SOFR más 4,15%, según el tramo que se trate. El plazo del préstamo varía entre 7 y 9 años según el tramo y contempla un período de gracia de 2 años y amortizaciones trimestrales. Con la firma del contrato de financiamiento se volvieron exigibles una serie de costos por la estructuración y sindicación del préstamo, los cuales ascienden a USD 5.720.000. Dicho monto fue cancelado en enero y febrero de 2026. A partir del 2 de enero de 2026 este préstamo devenga un 1% de “commitment fee” (interés por compromiso de fondos), calculado sobre los saldos pendientes de desembolso. CPSA se ha comprometido a mantener un “Adjusted Interest Coverage Ratio” de al menos 2,00:1,00 y un ratio de Deuda Financiera Neta sobre EBITDA Ajustado (según se lo define en el contrato de préstamo) no superior a 3,00:1,00, medidos trimestralmente sobre una base consolidada de los últimos doce meses. Asimismo, el contrato de préstamo establece otras obligaciones y restricciones habituales para financiaciones de este tipo, que incluyen, entre otras: (i) ciertas limitaciones a las consolidaciones, fusiones y ventas de activos; (ii) restricciones a la asunción de endeudamiento adicional; (iii) limitaciones al pago de dividendos; (iv) limitaciones a la realización de inversiones de capital; y (v) restricciones a la constitución de garantías. Con fecha 16 de abril de 2026 la Sociedad recibió un primer desembolso de USD 50 millones correspondiente al mencionado préstamo. Al 30 de junio de 2026 el saldo del pasivo asciende a 66.049.776. Asimismo, con fecha 5 de enero de 2026, la Sociedad acordó un financiamiento puente con Banco Galicia por un monto de USD 200 millones a una tasa de interés del 5% anual por un plazo de 180 días contados desde la fecha de desembolso, el cual fue efectivizado con fecha 6 de enero de 2026. De acuerdo con lo previsto en el contrato de préstamo, los fondos provenientes del mismo fueron destinados a la compra de las acciones de la sociedad Piedra del Aguila Hidroeléctrica Argentina S.A. Con fecha 5 de mayo de 2026, la Sociedad canceló parcialmente en forma anticipada aproximadamente USD 130 millones de este financiamiento puente. A su vez, con fecha 16 de junio de 2026 la Sociedad acordó con Banco Galicia extender la fecha de vencimiento del préstamo al 13 de agosto de 2026 y modificar la tasa de interés aplicable durante el período extendido, la cual se fijó en 3,5%. Al 30 de junio de 2026 el saldo del pasivo asciende a 104.344.656. 7.3.10. Préstamos de corto plazo para financiación de importaciones Durante 2025 CPSA firmó un contrato marco con Banco Santander por USD 50.000.000 para financiar operaciones de comercio exterior. Entre enero y marzo de 2026 se realizaron tres desembolsos por un total de USD 18.606.382 a una tasa de interés promedio anual de 6,12%, con vencimiento en julio de 2026. Estos préstamos fueron cancelados a su vencimiento. Asimismo, durante 2026 la sociedad Central Costanera S.A. firmó dos contratos marco con BBVA con idéntico propósito, por un monto máximo de hasta USD 7.500.000 y USD 17.000.000, respectivamente. Bajo el primer contrato marco se realizaron dos desembolsos en enero de 2026 por un total de USD 6.781.866, a una tasa de interés promedio anual de 6,31%, con vencimiento en julio de 2026. Con fecha 17 de abril de 2026 se realizó un desembolso de USD 15.964.178 bajo el segundo contrato marco, a una tasa de interés anual de 6,08% y con vencimiento en julio de 2026. Estos préstamos fueron cancelados a su vencimiento. 7.3.11. Préstamo con Banco Santander International Con fecha 11 de mayo de 2026 CPSA acordó un financiamiento con el Banco Santander International por un monto de USD 50 millones a ser pagado en una única cuota a los 48 meses posteriores a la fecha de otorgamiento del préstamo. La tasa aplicable es SOFR + 1,42%. - 29 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 7.4. Información cuantitativa y cualitativa sobre valores razonables Técnicas de valuación El valor razonable informado para los activos financieros representa el importe al que se podría canjear el instrumento en una transacción corriente entre partes de común acuerdo y no en una transacción forzada o de liquidación. Para estimar los valores razonables, se utilizaron los siguientes métodos y supuestos: La Dirección ha evaluado que los valores razonables de los deudores comerciales corrientes se aproximan a sus respectivos importes en libros debido, en gran medida, a los vencimientos a corto plazo de estos instrumentos. El Grupo evalúa las cuentas por cobrar a largo plazo a tasa fija y variable sobre la base de flujos de efectivo descontados. La valuación requiere que el Grupo adopte ciertos supuestos tales como las tasas de interés, los factores de riesgo de cada operación en particular y la solvencia del cliente. El valor razonable de los títulos de deuda con cotización, los fondos comunes de inversión y las acciones y obligaciones negociables, se basa en los precios de cotización a la fecha de cierre del período sobre el que se informa. El valor razonable de las deudas y préstamos que devengan interés se aproxima a su valor de libros. Jerarquía del valor razonable El siguiente cuadro muestra la jerarquía en la medición del valor razonable de los activos financieros medidos recurrentemente a su valor razonable al 30 de junio de 2026 y al 31 de diciembre de 2025: Al 30 de junio de 2026Fecha de mediciónTotalNivel 1Nivel 2Nivel 3ARS 000ARS 000ARS 000ARS 000Activos medidos por su valor razonableActivos financieros al valor razonable con cambios en el resultadoFondos comunes de inversión30.06.202664.990.146 64.990.146 - - Títulos de deuda pública30.06.2026272.142.624 272.142.624 - - Swap de tasa de interés30.06.20266.347.406 - 6.347.406 - Participación en sociedades30.06.2026222.425.970 222.425.970 - - Total de activos financieros medidos por su valor razonable565.906.146 559.558.740 6.347.406 - Mediciones del valor razonable utilizando: Al 31 de diciembre de 2025Fecha de mediciónTotalNivel 1Nivel 2Nivel 3ARS 000ARS 000ARS 000ARS 000Activos medidos por su valor razonableActivos financieros al valor razonable con cambios en el resultadoFondos comunes de inversión31.12.202549.664.952 49.664.952 - - Títulos de deuda pública31.12.2025243.001.397 243.001.397 - - Acciones y obligaciones negociables31.12.20257.359.492 7.359.492 - - Swap de tasa de interés31.12.20255.590.023 - 5.590.023 - Participación en sociedades31.12.2025169.813.531 169.813.531 - - Total de activos financieros medidos por su valor razonable475.429.395 469.839.372 5.590.023 - Mediciones del valor razonable utilizando: - 30 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 No hubo transferencias entre las jerarquías ni variaciones significativas en el valor de los activos. La información sobre los objetivos y las políticas de gestión del riesgo financiero del Grupo se incluye en la Nota 17 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. 8. Activos y pasivos no financieros 8.1. Otros activos no financieros 30-06-202631-12-2025ARS 000ARS 000No corrientesCréditos fiscales78.546 372.757 Créditos por impuesto a las ganancias727.662 430.426 Anticipo a proveedores25.075.440 10.707.815 25.881.648 11.510.998 CorrientesAnticipo a proveedores33.656.220 8.426.282 Seguros pagados por adelantado11.687.052 612.629 Créditos fiscales8.136.180 10.633.647 Otros3.633.864 2.841.402 57.113.316 22.513.960 8.2. Otros pasivos no financieros 30-06-202631-12-2025ARS 000ARS 000No corrientesIVA a pagar13.025.298 20.314.608 Impuesto a los débitos y créditos bancarios a pagar2.430.480 1.426.017 15.455.778 21.740.625 CorrientesIVA a pagar96.790.902 48.197.498 Ingresos brutos a pagar1.708.746 634.700 Retenciones a depositar1.553.136 1.289.710 Canon y regalías a pagar1.941.420 371.528 Impuesto a los débitos y créditos bancarios a pagar6.409.650 2.709.127 Garantías por mantenimiento de ofertas (Nota 15)17.430.400 2.450.425 Otros2.410.616 236.282 128.244.870 55.889.270 - 31 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 8.3. Pasivo por compensaciones y beneficios a empleados 30-06-202631-12-2025ARS 000ARS 000No corrientesBeneficios a los empleados a largo plazo10.888.254 9.711.512 CorrientesBeneficios a los empleados a largo plazo4.819.464 4.469.305 Vacaciones y sueldo anual complementario19.022.952 15.487.804 Contribuciones a pagar5.450.796 4.511.485 Provisión para gratificaciones a pagar11.486.982 18.635.554 Diversos1.215.240 456.315 41.995.434 43.560.463 8.4. Activos por derecho de uso Concesión TerrenosUsufructo TerrenosARS 000ARS 000ARS 000ARS 000CostoAl 31 de diciembre de 2024- - 1.548.509 1.548.509 Adiciones- - - - Al 31 de diciembre de 2025- - 1.548.509 1.548.509 Adiciones363.068.256 27.174.725 - 390.242.981 Conversión- - 28.735 28.735 Al 30 de junio de 2026363.068.256 27.174.725 1.577.244 391.820.225 Depreciación acumuladaAl 31 de diciembre de 2024- - (100.181) (100.181) Del período- - (87.778) (87.778) Al 31 de diciembre de 2025- - (187.959) (187.959) Del período(6.051.492) (566.140) (44.703) (6.662.335) Conversión- - (3.488) (3.488) Al 30 de junio de 2026(6.051.492) (566.140) (236.150) (6.853.782) NetoAl 31 de diciembre de 2025- - 1.360.550 1.360.550 Al 30 de junio de 2026357.016.764 26.608.585 1.341.094 384.966.443 Concesión Hidroeléctrica Piedra del ÁguilaPropiedades, planta y equiposTotal 9. Reservas patrimoniales. Capital social. Con fecha 30 de abril de 2025, la Asamblea de Accionistas de la Sociedad aprobó incrementar la reserva legal en la suma de 2.568.095 y destinar el resto de los resultados no asignados al 31 de diciembre de 2024 a incrementar la reserva facultativa destinada al pago de dividendos en base a la evolución de la condición financiera de la Sociedad y de lo dispuesto en la política de distribución de dividendos vigentes de la Sociedad. - 32 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Con fecha 30 de abril de 2026, la Asamblea de Accionistas de la Sociedad aprobó destinar los resultados no asignados al 31 de diciembre de 2025 y el importe de la reserva legal que resulta excedente del monto establecido por la normativa aplicable y el estatuto social por 29.273.279, a la constitución de una reserva facultativa para ser utilizada indistintamente para (i) pago de dividendos en base a la evolución de la condición financiera de la Sociedad y de lo dispuesto en la política de distribución de dividendos vigentes de la Sociedad y (ii) para la adquisición de acciones propias de la Sociedad. En el marco del plan de adquisición de acciones propias aprobado por la Sociedad con fecha 11 de octubre de 2022 (ver Nota 7.3.7), y lo dispuesto por el artículo 67 de la Ley de Mercado de Capitales N° 26.831, se ha producido la cancelación de pleno derecho de 252.034 acciones ordinarias, de un voto por acción cada una. Dicha cancelación, conforme lo exige la normativa aplicable obedece a que, habiendo transcurrido el plazo de tres años desde su adquisición (efectuada entre los días 20 de octubre y 23 de noviembre de 2022), las referidas acciones propias permanecieron en cartera sin haber sido enajenadas ni habiéndose adoptado resolución asamblearia respecto de su destino. En virtud de ello, el capital social de la Sociedad fue disminuido de pleno derecho en un monto igual al valor nominal de las acciones canceladas, ascendiendo el nuevo capital social a la suma de 1.513.770, representado por 1.513.770.222 acciones ordinarias con derecho a un voto por acción y de $1 valor nominal cada una. En este sentido, con fecha 6 de mayo de 2026 la CNV resolvió cancelar parcialmente la autorización de Oferta Pública respecto de 252.034 acciones con motivo de la reducción de capital social descripta, de modo que luego de dicha cancelación el capital social de CPSA autorizado a la Oferta Pública asciende a 1.513.770, compuesto por 1.513.770.222 acciones ordinarias, escriturales, con derecho a un voto por acción y de $1 valor nominal cada una. Los efectos de la cancelación de estas acciones fueron expuestos en el estado de cambios en el patrimonio incluido en los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, en las cuentas "Capital social – Acciones propias en cartera”, “Ajuste integral de las acciones en cartera”, "Costo de acciones propias en cartera" y la diferencia se imputó a los "Resultados No Asignados". Al 30 de junio de 2026 el Grupo posee acciones propias en cartera por un total de 13.907.841 acciones de valor nominal $1, de las cuales 8.851.848 acciones están en poder de la subsidiaria Proener S.A.U., las cuales no fueron adquiridas través de los Programas de recompra de acciones propias mencionados en la nota 7.3.7. A continuación, se presenta la evolución del capital social correspondiente a los últimos 3 ejercicios y al período finalizado el 30 de junio de 2026: Capital social Valor nominal Acciones propias en cartera Total ARS 000 ARS 000 ARS 000 Al 1° de enero de 2023 1.504.918 9.104 1.514.022 Adquisición de acciones propias (2.300) 2.300 - Al 31 de diciembre de 2023 1.502.618 11.404 1.514.022 Movimientos - - - Al 31 de diciembre de 2024 1.502.618 11.404 1.514.022 Adquisición de acciones propias (2.756) 2.756 - Reducción de capital - (252) (252) Al 31 de diciembre de 2025 1.499.862 13.908 1.513.770 Movimientos - - - Al 30 de junio de 2026 1.499.862 13.908 1.513.770 - 33 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 10. Información sobre partes relacionadas El siguiente cuadro presenta el importe de las transacciones realizadas y los saldos con partes relacionadas al cierre del período/ejercicio correspondiente: IngresosGastosCuentas por cobrar, otros activos financieros y no financierosCuentas por pagarARS 000ARS 000ARS 000ARS 000Entidades asociadas:Distribuidora de Gas Cuyana S.A. (1)30-06-2026- - - - 30-06-202541.447 7.381.666 - 1.020.858 31-12-202547.371 12.748.384 - - Entidades relacionadas:Energía Sudamericana S.A. (1)30-06-2026- - - - 30-06-20259.350 - - - 31-12-202510.686 - - - RMPE Asociados S.A.30-06-2026- 9.724.884 - - 30-06-2025684 5.785.473 31 - 31-12-20251.471 13.589.013 31 - RPU Agropecuaria S.A.30-06-20261.482 - - - 30-06-20251.697 - - - 31-12-20253.651 - - - Full Logistics S.A.30-06-202638.532 - 51.870 - 30-06-202535.095 - 53.051 - 31-12-2025102.046 - 58.223 - M. Dodero Compañía General 30-06-2026100.776 - 35.568 - de Servicios S.A.30-06-202539.741 - 29.533 - 31-12-202583.364 36.300 36.587 - Minera Cordillera S.A.30-06-20262.964 - 7.410 - 30-06-202563.716 - 5.932 - 31-12-202574.183 - 7.172 - Totales30-06-2026 143.754 9.724.884 94.848 - 30-06-2025 191.730 13.167.139 88.547 1.020.858 31-12-2025 322.772 26.373.697 102.013 - (1) Entidad asociada hasta el 30 de septiembre de 2025. Saldos y transacciones con accionistas Al 30 de junio de 2026 y al 31 de diciembre de 2025 existe un saldo con accionistas de 16.912.584 y 7.025.910, respectivamente, correspondiente al impuesto a los bienes personales ingresado por la Sociedad bajo el régimen de responsable sustituto. - 34 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Términos y condiciones de transacciones con partes relacionadas Los saldos a las respectivas fechas de cierre de los ejercicios y períodos sobre los que se informa no se encuentran garantizados y no devengan intereses. No existen garantías otorgadas o recibidas en relación con las cuentas por cobrar o pagar con partes relacionadas. Para los períodos de seis meses finalizados el 30 de junio de 2026 y 2025, la Sociedad no ha registrado ningún deterioro del valor sobre las cuentas por cobrar con partes relacionadas. Esta evaluación se realiza al cierre de cada período sobre el que se informa, a través del examen de la situación financiera de la parte relacionada y del mercado en el que opera. Durante el período de seis meses finalizado el 30 de junio de 2025 el Grupo vendió un 0,21% de su tenencia accionaria en sociedades controladas, respectivamente, sin que ello implique la pérdida de control sobre dichas sociedades. De acuerdo con lo previsto por la NIIF 10, los efectos de dichas transacciones fueron reconocidos directamente en el patrimonio neto. Con fecha 7 de enero de 2025, la Asamblea de Accionistas de la sociedad subsidiaria CPR aprobó el rescate de la totalidad de las acciones de titularidad de los accionistas minoritarios de dicha sociedad, a excepción de una acción que conservaba PERSAU, en los términos del artículo 220 inciso 1 de la Ley General de Sociedades ("LGS"), y redujo voluntariamente el capital social en los términos del artículo 203 de la LGS. Posteriormente, con fecha 31 de marzo de 2025 CPSA adquirió a PERSAU la acción de CPR que había quedado en su poder. De acuerdo con lo previsto por la NIIF 10, los efectos de dichas transacciones fueron reconocidos directamente en el patrimonio neto. Con fecha 7 de mayo de 2026, la sociedad subsidiaria Patagonia Energy S.A. recibió un aporte de capital de un accionista minoritario por USD 12.484.600 (ver Nota 11.2). 11. Contratos, adquisiciones y acuerdos 11.1. Adquisición de participación en la sociedad 3C Lithium Pte. Ltd. Con fecha 26 de enero de 2026 CPSA realizó una adquisición y suscripción de acciones por un valor de USD 0,70 por acción, por medio de las cuales alcanzó una participación del 35% en el capital social de 3C Lithium Pte. Ltd. Esta sociedad es titular del 100% del capital social de Minera Cordillera S.A., una sociedad argentina que detenta los derechos mineros del proyecto “Tres Cruces”, ubicado en la provincia de Catamarca, Argentina. El proyecto “Tres Cruces” constituye un depósito de litio recientemente descubierto, teniendo como objetivo el desarrollo de las actividades de exploración, perforación y explotación del mineral. El Directorio de Minera Cordillera S.A. aprobó el plan de negocios 2026, el cual contempla gastos específicos, gastos operativos estrictamente relacionados con el desarrollo del proyecto “Tres Cruces”, incluyendo actividades de exploración, capital de trabajo, gastos administrativos generales y honorarios legales o bancarios directamente asociados. 11.2. Adquisición de Patagonia Energy S.A. Con fecha 12 de abril de 2026, CPSA llegó a un acuerdo con Patagonia Assets Limited para la transferencia directa e indirecta del 100 % del paquete accionario de Patagonia Energy & Resources Limited, sociedad controlante de Patagonia Energy S.A. (“PESA”), la cual es titular de una concesión de hidrocarburos sobre el bloque denominado Aguada del Chivato / Aguada Bocarey, ubicado en la Cuenca Neuquina. La transferencia de dicho paquete accionario quedó perfeccionada con fecha 16 de abril de 2026. El precio de compra acordado ascendió a USD 50.000.000. - 35 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 En el marco de la ventana prevista por la NIIF 3, a la fecha de emisión de los presentes estados financieros condensados intermedios la asignación preliminar del precio de compra aún no ha sido completada, dado que el proceso de identificación y valuación de los activos adquiridos y pasivos asumidos continúa en curso. Como parte de dicho proceso, se han identificado activos intangibles consistentes en activos de exploración y evaluación de hidrocarburos por 81.969.420. Con fecha 16 de junio de 2026 PESA firmó un contrato de opción de compra de acciones de PESA en favor del proveedor Radius Energy LLC y ciertos empleados por un monto de hasta el 13% del capital social de PESA. Este contrato no ha tenido un impacto material en los presentes estados financieros por el período de seis meses finalizado el 30 de junio de 2026. 11.3. Adjudicación de transporte firme de gas natural En el marco de dos concursos abiertos, con fecha 15 de abril de 2026 Transportadora de Gas del Sur S.A. (“TGS”) adjudicó a CPSA servicios de transporte firme de gas natural por un volumen de 436.804 m³/día (gasoducto Perito Moreno) y 428.199 m³/día (gasoducto Neu-Ba), por un plazo de 30 años, por un precio total de USD 30.727.676 y ARS 9.340.741.550, respectivamente. Dichos importes son abonados por CPSA en cuatro cuotas iguales en mayo, septiembre y diciembre de 2026, y en abril de 2027. 12. Ajuste por inflación integral impositivo En virtud de lo establecido por la Ley N° 27.468, modificada por la Ley N° 27.430, para la determinación de la ganancia neta imponible de los ejercicios que se inicien a partir del 1 de enero de 2019 podrá deducirse o incorporarse al resultado impositivo del ejercicio que se liquida, el ajuste por inflación que se obtenga por aplicación de las normas particulares contenidas en la ley de impuesto a las ganancias. Este ajuste procederá sólo si el porcentaje de variación en el IPC llegara a acumular (a) en los 36 meses anteriores al cierre del ejercicio que se liquida, un porcentaje superior al 100%, y (b) respecto del primer, segundo y tercer ejercicio que se inicien a partir de su vigencia, una variación acumulada del IPC que supere en un 55%, 30% o 15% de dicho 100%, respectivamente. El ajuste por inflación impositivo positivo o negativo, según sea el caso, correspondiente al primer, segundo, y tercer ejercicio iniciados a partir del 1° de enero de 2018, que se deba calcular en caso de verificarse los supuestos previstos en los acápites (a) y (b) precedentes, deberá imputarse un sexto en ese período fiscal y los cinco sextos restantes, en partes iguales, en los cinco períodos fiscales inmediatos siguientes. Al 31 de diciembre de 2019 y durante los ejercicios posteriores dichas condiciones ya se habían alcanzado. En consecuencia, el impuesto a las ganancias corriente y diferido ha sido registrado a partir del ejercicio finalizado el 31 de diciembre de 2019, incorporando los efectos que se desprenden de la aplicación del ajuste por inflación impositivo en los términos previstos en la ley. 13. Medidas en la economía argentina Con fecha 10 de diciembre de 2023 asumieron nuevas autoridades del gobierno nacional el cual emitió una serie de medidas entre cuyos principales objetivos se destacan la flexibilización normativa para el desarrollo económico, reducción de distintos gastos con el objetivo de reducir el déficit fiscal, reducción de subsidios, etc. En el contexto del cambio de gobierno, en diciembre de 2023 se produjo una devaluación significativa del peso argentino que se observó reflejada en el tipo de cambio oficial. A partir de 2024 el gobierno nacional ha tomado acciones para lograr el equilibrio fiscal, lo cual le permitió alcanzar en un corto plazo un superávit primario y financiero respecto del Producto Bruto Interno, e iniciar un proceso de desaceleración de la inflación. - 36 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Sanción de la Ley N° 27.742 “Ley de Bases” Con fecha 28 de junio de 2024 se sancionó la Ley N°27.742 (“Ley de Bases”), la cual entró en vigencia luego de su promulgación por el Poder Ejecutivo. En materia energética, la Ley de Bases modifica leyes que hacen al marco regulatorio de los hidrocarburos, el gas natural, los biocombustibles, la energía eléctrica, entre otros. Estos cambios se proyectan con la intención de reconfigurar la relación entre el Estado y el mercado, con el objetivo de darle mayor preeminencia a la iniciativa privada a los fines de ganar en términos de competitividad y maximizar la renta obtenida. En este sentido, la Ley de Bases faculta al Poder Ejecutivo a modificar las Leyes N° 15.336, de Energía Eléctrica y N°24.065 Marco Regulatorio de la Energía Eléctrica, debiendo garantizar las siguientes bases: – El libre comercio internacional de energía eléctrica. – La libre comercialización, competencia y ampliación de los mercados, y la posibilidad de que el usuario final pueda elegir su proveedor. – La explicitación de los diferentes conceptos a pagar por el usuario final. – El desarrollo de infraestructura de transporte de energía eléctrica mediante mecanismos abiertos, transparentes, eficientes y competitivos. – La revisión de las estructuras administrativas del sector eléctrico, modernizándolas y profesionalizándolas. La Ley de Bases fusiona los entes reguladores del gas y la electricidad (ENRE y Enargas) en un solo Ente Nacional Regulador del Gas y la Electricidad, que tendrá las mismas funciones. En este sentido, con fecha 7 de julio de 2025 el Poder Ejecutivo dictó el Decreto N° 452/2025, mediante el cual se constituyó dicho ente. Mercado de cambios A partir de diciembre de 2019, el BCRA introdujo y mantuvo vigentes con carácter de plazo indefinido las normas sobre “Exterior y Cambios”, las cuales incluían regulaciones sobre exportaciones, importaciones y el requerimiento de la autorización previa del BCRA para acceder al mercado de cambios a los fines del giro de utilidades y dividendos, así como también otras restricciones a la operación en el mercado de cambios. En particular, se estableció la necesidad de refinanciación de los endeudamientos financieros con el exterior que reunieran ciertas condiciones. Los efectos que tuvieron estas regulaciones sobre los préstamos al 30 de junio de 2026 de las sociedades del Grupo se describen en la Nota 7.3.8. Luego de la asunción de las nuevas autoridades del gobierno nacional el 10 de diciembre de 2023, se redujeron las restricciones para el pago de las importaciones con registro de ingreso aduanero a partir del 13 de diciembre de 2023, mientras que se mantuvieron algunas de las restricciones impuestas por el BCRA al acceso al Mercado Único y Libre de Cambios ("MULC") y a la operación en el mercado de cambios. Posteriormente, con fecha 11 de abril de 2025 el gobierno nacional dispuso un conjunto de medidas destinadas a aliviar el marco regulatorio que rige el acceso al MULC. Estas medidas incluyen: (i) el establecimiento de un esquema de bandas para la determinación del tipo de cambio dentro de las cuales el dólar estadounidense puede fluctuar en el MULC; la banda inicial se fijó entre 1.000 pesos y 1.400 pesos, con sus límites ajustándose a una tasa mensual del 1%; (ii) la eliminación del programa que permitía la liquidación de los ingresos por exportaciones utilizando un mecanismo dividido de 80% a través del MULC y 20% a través del mercado financiero; (iii) la flexibilización del acceso de personas humanas al MULC para la compra de moneda extranjera, sujeta a los requisitos y condiciones establecidos por el BCRA, así como el mantenimiento - 37 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 y/o ajuste de ciertas restricciones cruzadas con operaciones de títulos valores con liquidación en moneda extranjera, ya sea de manera directa o indirecta o por cuenta y orden de terceros) eliminándose además el recargo impositivo que se aplicaba a la compra de moneda extranjera en el MULC (manteniéndolo para el turismo y pagos con tarjeta de crédito); (iv) la autorización de distribución de dividendos por parte de empresas argentinas a accionistas extranjeros con respecto a los ejercicios fiscales que comiencen en 2025; (v) una flexibilización de los términos de pago para las transacciones de comercio exterior; y (vi) adecuaciones puntuales respecto de determinadas restricciones de acceso al MULC aplicables a entidades jurídicas, con el objeto de permitir que dichas entidades reanuden el acceso al MULC bajo condiciones normales. A partir del 1 de enero de 2026, el BCRA dispuso que los límites superior e inferior del esquema de bandas para el tipo de cambio serán ajustados mensualmente en función de los datos de inflación más recientemente publicados, con el objetivo de mitigar episodios de volatilidad excesiva en el mercado cambiario, permitiendo al mismo tiempo que el tipo de cambio fluctúe dentro de las bandas de acuerdo con las condiciones de mercado. Impuesto a las ganancias Con fecha 16 de junio de 2021 el Poder Ejecutivo Nacional promulgó la Ley N° 27.630 la cual estableció cambios en la tasa de impuesto a las ganancias corporativa, con vigencia para ejercicios fiscales iniciados a partir del 1° de enero de 2021. Dicha ley establece el pago del impuesto en base a una estructura de alícuotas escalonadas en función del nivel de ganancia neta imponible acumulada. Los montos previstos en esta escala se ajustarán anualmente, considerando la variación anual del índice de precios al consumidor que suministre el INDEC correspondiente al mes de octubre del año anterior al del ajuste respecto del mismo mes del año anterior. Para el ejercicio 2025 la escala aplicable era la siguiente: 25% hasta la ganancia neta imponible acumulada de 101,7 millones de pesos, 30% sobre el excedente de dicho monto hasta 1.016,8 millones de pesos y 35% sobre el excedente de dicho monto. Mientras tanto, para el ejercicio 2026 la escala a aplicar es la siguiente: 25% hasta la ganancia neta imponible acumulada de 133,5 millones de pesos, 30% sobre el excedente de dicho monto hasta 1.335,1 millones de pesos y 35% sobre el excedente de dicho monto. Plan de fomento de inversiones A fin de impulsar la matriz productiva y a la vez generar empleo y recursos fiscales, el gobierno nacional ha implementado durante 2024 el “Régimen de Incentivos para las Grandes Inversiones” (RIGI), instaurado por medio de la Ley de Bases, el cual otorgará beneficios impositivos, accesos a las divisas para importar y, bajo ciertas condiciones, permitirá remitir utilidades, a aquellos proyectos de inversión que se presenten y aprueben correspondientes a ciertos sectores estratégicos, capaces de generar exportaciones en el mediano y largo plazo. 14. Restricciones sobre la distribución de ganancias De acuerdo con la Ley General de Sociedades y el estatuto social, debe destinarse a la reserva legal el 5% de las ganancias del ejercicio hasta que dicha reserva alcance el 20% del capital social. Las utilidades que se distribuyan a personas humanas de Argentina y del exterior y personas jurídicas del exterior se encuentran sujetas a una retención del 7% en concepto de impuesto a los dividendos, en la medida que dichas utilidades correspondan a ejercicios cerrados con posterioridad al 31 de diciembre de 2017. De acuerdo con la Ley General de Sociedades y la normativa de la CNV, dado que la enajenación de las acciones propias recompradas debe realizarse con ganancias realizadas y líquidas o reservas libres, mientras se mantengan dichas acciones en cartera existe una restricción a la distribución de los resultados no asignados o reservas libres por un importe equivalente a su costo. - 38 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Adicionalmente, ciertos contratos de préstamo establecen requerimientos para distribuir dividendos (ver Notas 7.3.1, 7.3.3, 7.3.4, 7.3.8 y 7.3.9). 15. Garantías otorgadas En garantía del cumplimiento de las obligaciones emergentes del contrato de concesión del Complejo Hidroeléctrico Piedra del Águila iniciado con fecha 9 de enero de 2026 (ver Nota 1.1), la Sociedad ha prendado a favor del Estado Nacional la totalidad de las acciones clase “A” de PDAHA, representativas del 51% del capital social de dicha sociedad, por todo el plazo de concesión de 30 años otorgado a PDAHA. Con fecha 19 de marzo de 2009 el Grupo celebró un acuerdo prendario con la Secretaría de Energía para garantizar sus obligaciones a favor de los fideicomisos de FONINVEMEM en virtud del contrato de operación y mantenimiento de las Centrales Timbúes y Manuel Belgrano, por el cual prendó en garantía el 100% de las acciones en TSM y TMB. Por otro lado, las acciones adquiridas por el Grupo en Central Costanera S.A. contienen una prenda, por la cual el Grupo realizará los trámites pertinentes a efectos de lograr su cancelación. A su vez, el Grupo ha realizado cauciones bursátiles, siendo estas operaciones financieras garantizadas con valores negociables de corto plazo en moneda local. En relación con el acuerdo de préstamo descripto en la Nota 7.3.11, el Grupo ha otorgado como garantía de cumplimiento T-BIILLs que se encuentran incluidos dentro del saldo de otros activos financieros no corrientes. Asimismo, el Grupo ha otorgado garantías por el cumplimiento de los acuerdos descriptos en las Notas 1.2.a) y 18.3 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos, y en las Notas 7.3.1, 7.3.3 y 7.3.8. Al 30 de junio de 2026 y al 31 de diciembre de 2025, el Grupo había entregado a CAMMESA cheques de pago diferido por 17.430.400 y 2.450.425, respectivamente, en garantía del mantenimiento de ofertas para la Convocatoria Abierta Nacional e Internacional “Almacenamiento AlmaSADI”. y para los proyectos adjudicados en el marco de la Resolución S.E. N° 67/2025 (ver Nota 1.2.r a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos), respectivamente. 16. Hechos subsecuentes No existen otros hechos u operaciones ocurridos entre la fecha de cierre del período y la fecha de emisión de los presentes estados financieros, que puedan afectar significativamente a dichos estados financieros. - 39 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO A PROPIEDADES, PLANTA Y EQUIPO AL 30 DE JUNIO DE 2026 Y 31 DE DICIEMBRE DE 2025 Cuenta PrincipalAl comienzoReexpresión saldo al inicio (2)Diferencia de conversiónAdicionesTransferenciasBajasAl cierre ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Terrenos y edificios568.854.310 25.398.132 10.555.821 29.987.172 188.214 (10.983.102) 624.000.547 Máquinas, equipos, turbogrupos y equipos auxiliares3.181.041.179 59.369 59.030.227 17.926.183 1.679.106 (1.041.694.836) 2.218.041.228 Aerogeneradores609.295.074 - 11.305.764 90.402 - (3.964.350) 616.726.890 Turbinas66.987.797 - 1.243.483 - - - 68.231.280 Obras en curso22.424.047 - 416.534 166.914.696 (1.867.320) (200.070) 187.687.887 Otros123.692.153 - 2.294.154 (1.713.193) - (10.331.022) 113.942.092 Total 30-06-2026 4.572.294.560 25.457.501 84.845.983 213.205.260 - (1.067.173.380) 3.828.629.924 31-12-2025Cuenta PrincipalAl comienzoReexpresión saldo al inicio (2)Diferencia de conversiónCargo del períodoBajas y desvalorizacionesAl cierreNetoNetoARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Terrenos y edificios103.408.927 - 1.918.296 7.408.518 (10.116.132) 102.619.609 521.380.938 (3)465.445.383 (3)Máquinas, equipos, turbogrupos y equipos auxiliares1.559.905.008 140.381 28.947.192 93.591.673 (1.041.232.452) 641.351.802 1.576.689.426 1.621.136.171 Aerogeneradores193.257.000 - 3.586.687 15.473.562 (1.621.308) 210.695.941 406.030.949 416.038.074 Turbinas- - - - - 68.231.280 66.987.797 Desvalorización de turbinas (1)35.944.594 - 666.733 - - 36.611.327 (36.611.327) (35.944.594) Desvalorización de máquinas y equipos, terrenos y edificios, obras en curso, aerogeneradores y otros (1)239.092.144 - 4.437.502 (10.286.562) - 233.243.084 (233.243.084) (239.092.144) Obras en curso- - - - - - 187.687.887 22.424.047 Otros95.032.718 - 1.764.117 2.843.958 (10.314.720) 89.326.073 24.616.019 28.659.435 Total 30-06-2026 2.226.640.391 140.381 41.320.527 109.031.149 (1.063.284.612) 1.313.847.836 2.514.782.088 2.345.654.169 30-06-2026Costo de adquisición30-06-2026Depreciaciones y desvalorizaciones (1) Ver Nota 2.3.8 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. (2) Corresponde a las subsidiarias cuya moneda funcional es el peso argentino. Ver Nota 2.2.3. (3) Incluye activos por derecho de uso por 27.949.680 y 1.360.551 al 30 de junio de 2026 y al 31 de diciembre de 2025, respectivamente. Ver Nota 8.4. - 40 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO B ACTIVOS INTANGIBLES AL 30 DE JUNIO DE 2026 Y 31 DE DICIEMBRE DE 2025 31-12-2025Cuenta PrincipalAl comienzo del períodoAdicionesDiferencia de conversiónAl cierre del períodoAl comienzo del períodoAlícuota %Diferencia de conversiónImporte del períodoAl cierre del períodoNeto resultanteNeto resultanteARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Líneas de transmisión y estaciones transformadoras de los parques eólicos36.245.969 - 669.166 36.915.135 13.431.621 5239.826 902.538 14.573.985 22.341.150 22.814.348 Contratos de abastecimiento turbogas y turbovapor de la Central Brigadier López (“Contratos BL”)217.621.138 - 4.038.638 221.659.776 169.180.192 103.139.357 2.467.530 174.787.079 46.872.697 48.440.946 Activos de exploración y evaluación de hidrocarburos- 81.969.420 (2)- 81.969.420 - -- - - 81.969.420 - Desvalorización de Contratos BL (1)- - - - 30.358.959 10562.971 (1.545.726) 29.376.204 (29.376.204) (30.358.959) Desvalorización de líneas de transmisión y estaciones transformadoras de los parques eólicos (1)- - - - 423.266 516.889 (11.856) 428.299 (428.299) (423.266) Total 30-06-2026 253.867.107 81.969.420 4.707.804 340.544.331 213.394.038 3.959.043 1.812.486 219.165.567 121.378.764 40.473.069 30-06-2026Amortizaciones y desvalorizacionesCosto de adquisición (1) Ver Nota 2.3.8 a los estados financieros consolidados correspondientes al ejercicio finalizado el 31 de diciembre de 2025, ya emitidos. (2) Incorporado al patrimonio de la Sociedad por medio de la combinación de negocios ocurrida con fecha 16 de abril de 2026 (ver Nota 11.2). - 41 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO E PROVISIONES DEDUCIDAS DEL ACTIVO E INCLUIDAS EN EL PASIVO AL 30 DE JUNIO DE 2026 Y 31 DE DICIEMBRE DE 2025 31-12-2025RubroAl comienzo Diferencia de conversiónAumentosDisminucionesRecuperosAl cierre Al cierreARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Inventarios13.749.121 255.779 - - - 14.004.900 13.749.121 Deudores comerciales y otras cuentas por cobrarProvisión para deterioro de valor de deudores comerciales499.655 (221) 100.776 - (287.508) 312.702 499.655 Total 30-06-2026 14.248.776 255.558 100.776 - (287.508) 14.317.602 Total 31-12-2025 13.589.649 - 1.523.680 (38.726)(1) (825.827) 14.248.776 PASIVOSProvisionesCorrientesProvisión para juicios y reclamos3.892.741 12.329 1.086.306 (663.936) - 4.327.440 3.892.741 Total 30-06-2026 3.892.741 12.329 1.086.306 (663.936) - 4.327.440 Total 31-12-2025 3.867.855 - 1.019.226 (994.340)(1) - 3.892.741 30-06-2026ACTIVOSNo corrientes (1) Corresponden al resultado por exposición al cambio del poder adquisitivo de la moneda del ejercicio. - 42 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO F COSTO DE VENTAS CORRESPONDIENTE A LOS PERÍODOS DE SEIS Y TRES MESES FINALIZADOS EL 30 DE JUNIO DE 2026 Y 2025 ARS 000ARS 000ARS 000ARS 000Inventarios y activos biológicos al comienzo de cada período245.837.303 285.484.840 274.589.580 291.540.206 Diferencia de conversión4.561.417 - 15.442.136 - Compras y gastos de operación y producción de cada período:– Compras384.702.006 83.700.085 288.317.180 51.645.606 – Gastos de operación (Anexo H)352.541.124 193.774.397 226.064.630 101.001.349 – Gastos de producción forestal (Anexo H)7.835.334 5.683.428 4.344.402 2.928.280 – Gastos de producción petrolera (Anexo H)3.119.610 - 3.119.610 - – Crecimiento forestal y revaluación de activos biológicos16.568.760 11.272.453 1.229.942 6.613.980 764.766.834 294.430.363 523.075.764 162.189.215 Inventarios y activos biológicos al cierre(318.339.528) (298.903.204) (318.339.528) (298.903.204) Total costo de ventas696.826.026 281.011.999 494.767.952 154.826.217 6 meses3 meses01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025 - 43 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO G ACTIVOS Y PASIVOS FINANCIEROS EN MONEDA DISTINTA DEL PESO ARGENTINO (3) AL 30 DE JUNIO DE 2026 Y AL 31 DE DICIEMBRE DE 2025 CuentaTipo de cambio vigente (1)Importe contabilizado en miles de pesosImporte contabilizado en miles de pesosARS 000ARS 000ACTIVO NO CORRIENTEDeudorescomercialesyotrascuentasporcobrarUSD 50.635 1.483 (2)75.092.920 USD 79.248 115.655.946 Otros activos financierosUSD 207.385 1.473 305.478.105 USD 120.341 174.013.086 380.571.025 289.669.032 ACTIVO CORRIENTEEfectivo y equivalentes al efectivoUSD 2.494 1.473 3.673.662 USD 2.792 4.037.232 EUR 1 1.681 1.681 EUR 1 1.699 Otros activos financierosUSD 26.060 1.473 38.386.380 USD 127.765 184.748.190 DeudorescomercialesyotrascuentasporcobrarUSD 186.979 1.483 (2)277.293.560 USD 114.495 167.095.915 USD 50.407 1.473 74.249.511 USD 16.492 23.847.432 USD 6.758 1.500 10.137.000 USD 8.008 11.851.840 USD 2.489 1.482 3.688.698 USD 3.851 5.603.205 407.430.492 397.185.513 788.001.517 686.854.545 PASIVO NO CORRIENTEDeudas y préstamos que devengan interésUSD 463.526 1.482 686.945.532 USD 249.899 363.603.045 Pasivos por arrendamientosUSD 18.328 1.482 27.162.096 USD 1.124 1.635.420 714.107.628 365.238.465 PASIVO CORRIENTEDeudas y préstamos que devengan interésUSD 146.759 1.482 217.496.838 USD 82.758 120.412.890 Cuentasporpagarcomercialesyotrascuentaspor pagarUSD 49.189 1.482 72.898.098 USD 64.718 94.164.433 EUR 2.216 1.695 3.756.696 EUR 2.951 5.055.408 SEK 415 154 63.876 SEK 1.170 186.455 GBP 15 1.968 29.526 ---Pasivos por arrendamientosUSD 1.334 1.482 1.976.988 USD 308 448.397 296.222.022 219.819.186 1.010.329.650 585.057.651 30-06-202631-12-2025Clase y monto de la moneda distinta del peso (en miles)Clase y monto de la moneda distinta del peso (en miles) USD: Dólar estadounidense. EUR: Euro. SEK: Corona sueca (1) Al tipo de cambio correspondiente al 30 de junio de 2026 según el Banco de la Nación Argentina. (2) Al tipo de cambio de referencia Comunicación “A” 3500 (mayorista) correspondiente al 30 de junio de 2026 según el Banco Central de la República Argentina. (3) Información presentada a efectos de dar cumplimiento a las disposiciones establecidas por CNV. - 44 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO H 1 de 2 INFORMACIÓN REQUERIDA POR EL ART. N° 64. APARTADO I. INCISO b) DE LA LEY N° 19.550 CORRESPONDIENTE A LOS PERÍODOS DE SEIS MESES FINALIZADOS EL 30 DE JUNIO DE 2026 Y 2025 RubrosGastos de operaciónGastos de producción forestalGastos de producción petroleraGastos de administración y comercializaciónTotalARS 000ARS 000ARS 000ARS 000ARS 000Gastos por compensaciones a empleados 64.840.464 28.158 1.431.612 22.026.966 88.327.200 Otros beneficios a empleados a largo plazo1.643.538 - - 343.824 1.987.362 Depreciación de propiedades, planta y equipos107.185.650 - - 1.985.880 109.171.530 Concesión Hidroeléctrica Piedra del Aguila6.051.492 - - - 6.051.492 Amortización activos intangibles1.812.486 - - - 1.812.486 Compras de energía y potencia78.517.842 - - - 78.517.842 Honorarios y retribuciones por servicios20.146.308 - 28.158 22.496.760 42.671.226 Gastos de mantenimiento43.432.974 - - (389.766) 43.043.208 Consumo de materiales y repuestos10.455.510 - 75.582 2.964 10.534.056 Seguros8.588.190 - 56.316 75.582 8.720.088 Canon y regalías7.430.748 - 333.450 - 7.764.198 Impuestos y contribuciones1.200.420 - - 5.628.636 6.829.056 Impuesto a los débitos y créditos bancarios94.848 - - 14.329.458 14.424.306 Servicios de producción forestal- 7.807.176 - (133.380) 7.673.796 Servicios de producción petrolera- - 1.099.644 139.308 1.238.952 Diversos1.140.654 - 94.848 1.988.844 3.224.346 Total 30-06-2026 352.541.124 7.835.334 3.119.610 68.495.076 431.991.144 RubrosGastos de operaciónGastos de producción forestalGastos de producción petroleraGastos de administración y comercializaciónTotalARS 000ARS 000ARS 000ARS 000ARS 000Gastos por compensaciones a empleados 50.018.246 12.980 - 15.744.191 65.775.417 Otros beneficios a empleados a largo plazo1.923.261 - - 336.332 2.259.593 Depreciación de propiedades, planta y equipos58.411.937 - - 1.533.777 59.945.714 Concesión Hidroeléctrica Piedra del Aguila- - - - - Amortización activos intangibles987.853 - - - 987.853 Compras de energía y potencia1.962.342 - - - 1.962.342 Honorarios y retribuciones por servicios17.906.932 349.221 - 15.173.322 33.429.475 Gastos de mantenimiento33.406.275 - - 213.161 33.619.436 Consumo de materiales y repuestos15.684.979 - - - 15.684.979 Seguros8.742.482 - - 74.459 8.816.941 Canon y regalías3.325.847 - - - 3.325.847 Impuestos y contribuciones950.959 - - 1.746.944 2.697.903 Impuesto a los débitos y créditos bancarios103.600 - - 4.430.152 4.533.752 Servicios de producción forestal- 5.321.227 - 799.267 6.120.494 Diversos349.684 - - 1.015.193 1.364.877 Total 30-06-2025 193.774.397 5.683.428 - 41.066.798 240.524.623 30-06-202530-06-20266 meses6 meses - 45 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO H 2 de 2 INFORMACIÓN REQUERIDA POR EL ART. N° 64. APARTADO I. INCISO b) DE LA LEY N° 19.550 CORRESPONDIENTE A LOS PERÍODOS DE TRES MESES FINALIZADOS EL 30 DE JUNIO DE 2026 Y 2025 RubrosGastos de operaciónGastos de producción forestalGastos de producción petroleraGastos de administración y comercializaciónTotalARS 000ARS 000ARS 000ARS 000ARS 000Gastos por compensaciones a empleados 36.295.254 28.158 1.431.612 11.975.680 49.730.704 Otros beneficios a empleados a largo plazo785.316 - - 269.196 1.054.512 Depreciación de propiedades, planta y equipos58.580.710 - - 993.604 59.574.314 Concesión Hidroeléctrica Piedra del Aguila3.228.962 - - - 3.228.962 Amortización activos intangibles968.084 - - - 968.084 Compras de energía y potencia76.566.458 - - - 76.566.458 Honorarios y retribuciones por servicios11.623.514 - 28.158 11.632.858 23.284.530 Gastos de mantenimiento25.149.114 - - (436.754) 24.712.360 Consumo de materiales y repuestos4.175.702 - 75.582 2.964 4.254.248 Seguros4.715.826 - 56.316 39.650 4.811.792 Canon y regalías4.657.074 - 333.450 - 4.990.524 Impuestos y contribuciones619.980 - - 2.827.322 3.447.302 Impuesto a los débitos y créditos bancarios46.478 - - 8.623.180 8.669.658 Servicios de producción forestal- 4.316.244 - (275.726) 4.040.518 Servicios de producción petrolera- - 1.099.644 139.308 1.238.952 Diversos(1.347.842) - 94.848 1.266.058 13.064 Total 30-06-2026 226.064.630 4.344.402 3.119.610 37.057.340 270.585.982 RubrosGastos de operaciónGastos de producción forestalGastos de producción petroleraGastos de administración y comercializaciónTotalARS 000ARS 000ARS 000ARS 000ARS 000Gastos por compensaciones a empleados 21.598.111 7.030 - 5.637.930 27.243.071 Otros beneficios a empleados a largo plazo924.624 - - 161.841 1.086.465 Depreciación de propiedades, planta y equipos30.584.188 - - 811.247 31.395.435 Concesión Hidroeléctrica Piedra del Aguila- - - Amortización activos intangibles499.347 - - 499.347 Compras de energía y potencia1.181.333 - - 1.181.333 Honorarios y retribuciones por servicios10.184.722 177.184 - 7.267.128 17.629.034 Gastos de mantenimiento20.302.807 - - 142.524 20.445.331 Consumo de materiales y repuestos9.471.041 - - 9.471.041 Seguros3.810.462 - - 43.765 3.854.227 Canon y regalías1.688.624 - - 1.688.624 Impuestos y contribuciones497.858 - - 832.215 1.330.073 Impuesto a los débitos y créditos bancarios66.895 - - 2.248.112 2.315.007 Servicios de producción forestal- 2.744.066 - 225.162 2.969.228 Diversos191.337 - - 524.259 715.596 Total 30-06-2025 101.001.349 2.928.280 - 17.894.183 121.823.812 3 meses01-04-2025 al 30-06-20253 meses01-04-2026 al 30-06-2026 - 1 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE RESULTADOS correspondiente al período de seis y tres meses finalizado el 30 de junio de 2026 01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025ARS 000ARS 000ARS 000ARS 000Ingresos de actividades ordinarias664.902.264 301.704.430 464.969.706 159.340.669 Costo de ventas(482.595.516) (188.907.185) (349.783.934) (104.376.995) Ganancia bruta182.306.748 112.797.245 115.185.772 54.963.674 Gastos de administración y comercialización(51.296.466) (29.995.863) (27.163.982) (11.907.588) Otros ingresos operativos16.602.846 28.592.028 4.970.414 16.712.394 Otros gastos operativos(803.244) (5.026.905) (128.828) (5.001.385) Ganancia operativa146.809.884 106.366.505 92.863.376 54.767.095 Resultado por exposición al cambio del poder adquisitivo de la moneda- (7.163.402) - (3.337.505) Ingresos financieros8.431.098 6.654.656 356.210 3.238.629 Costos financieros(26.317.356) (34.705.447) (16.307.530) (23.687.592) Participación en los resultados netos de asociadas y subsidiarias173.131.686 137.140.304 84.155.762 77.692.246 Ganancia antes de impuesto a las ganancias 302.055.312 208.292.616 161.067.818 108.672.873 Impuesto a las ganancias del período14.114.568 (34.929.885) (32.440.866) (23.031.130) Ganancia neta del período316.169.880 173.362.731 128.626.952 85.641.743 Ganancia por acción: – Básica y diluida (ARS) 210,80 115,37 85,76 56,88 No auditado6 meses3 mesesNo auditadoNo auditadoNo auditado - 2 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DEL RESULTADO INTEGRAL correspondiente al período de seis y tres meses finalizado el 30 de junio de 2026 01-01-2026 al 30-06-202601-01-2025 al 30-06-202501-04-2026 al 30-06-202601-04-2025 al 30-06-2025ARS 000ARS 000ARS 000ARS 000Ganancia neta del período316.169.880 173.362.731 128.626.952 85.641.743 Otro resultado integral del períodoOtro resultado integral del período que no se reclasificará a resultados en ejercicios posterioresDiferencia de conversión (1)47.417.569 - 175.313.750 - Otro resultado integral del período que se reclasificará a resultados en ejercicios posterioresDiferencia de conversión (2)48.600.708 - 2.978.978 - Otro resultado integral neto del período96.018.277 - 178.292.728 - Resultado integral total neto del período412.188.157 173.362.731 306.919.680 85.641.743 No auditadoNo auditado6 meses3 mesesNo auditadoNo auditado (1) Corresponde a la diferencia de cambio resultante del proceso de conversión a moneda de presentación. (2) Corresponde a las diferencias de cambio generadas por el proceso de conversión de las subsidiarias con moneda funcional diferente a la de la Sociedad. - 3 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE SITUACIÓN FINANCIERA al 30 de junio de 2026 30-06-202631-12-2025NotasNo auditadoAuditadoARS 000ARS 000Activos no corrientesPropiedades, planta y equipo 1.358.657.586 1.246.497.803 Activos intangibles 17.496.492 18.081.986 Inversión en asociadas62.556.702 34.601.704 Inversión en subsidiariasAnexo C1.995.247.722 1.313.057.077 Inventarios14.062.698 12.616.367 Otros activos no financieros14.611.038 434.794 Deudores comerciales y otras cuentas por cobrar 93.932.124 123.684.279 Activo por impuesto diferido43.189.926 - Otros activos financieros1.493.856 10.157.595 3.601.248.144 2.759.131.605 Activos corrientesInventarios 28.291.380 10.785.300 Otros activos no financieros 38.456.418 6.329.161 Deudores comerciales y otras cuentas por cobrar 503.838.504 197.781.216 Otros activos financieros81.655.236 60.320.169 Efectivo y colocaciones a corto plazo2.500.134 33.717.480 654.741.672 308.933.326 Total de activos4.255.989.816 3.068.064.931 Patrimonio y pasivosCapital1.499.862 1.499.862 Ajuste de capital569.986.014 559.576.397 Acciones propias en cartera13.908 13.908 Ajuste integral de las acciones en cartera4.322.424 4.242.126 Costo de acciones propias en cartera(8.694.894) (8.536.133) Reserva legal115.164.604 142.339.738 Reserva facultativa1.010.455.758 992.046.623 Otras cuentas del patrimonio(48.883.770) (47.993.780) Reserva facultativa para futura distribución de dividendos954.872.000 575.633.604 Resultados no asignados316.169.880 332.495.992 Otros resultados integrales acumulados48.600.708 - Patrimonio neto2.963.506.494 2.551.318.337 Pasivos no corrientesOtros pasivos no financieros14.726.634 20.537.930 Pasivos por arrendamientos25.528.932 - Deudas y préstamos que devengan interés486.162.690 152.965.057 Pasivo por compensaciones y beneficios a los empleados6.233.292 5.339.755 Pasivo por impuesto diferido- 26.421.491 532.651.548 205.264.233 Pasivos corrientesCuentas por pagar comerciales y otras cuentas por pagar 210.441.036 98.112.042 Otros pasivos no financieros87.119.370 39.846.399 Pasivos por arrendamientos1.778.400 - Deudas y préstamos que devengan interés384.331.506 117.531.801 Pasivo por compensaciones y beneficios a empleados26.502.606 28.445.279 Impuesto a las ganancias a pagar49.651.446 27.540.148 Provisiones 7.410 6.692 759.831.774 311.482.361 Total de pasivos1.292.483.322 516.746.594 Total de patrimonio y pasivos4.255.989.816 3.068.064.931 - 4 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de seis meses finalizado el 30 de junio de 2026 Valor NominalAjuste de capitalAcciones propias en carteraAjuste integral de las acciones en carteraCosto de acciones propias en carteraReserva legalReserva facultativaOtras cuentas del patrimonioReserva facultativa para futura distribución de dividendosResultados no AsignadosOtros resultados integrales acumuladosTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Al 1° de enero de 20261.499.862 559.576.397 13.908 4.242.126 (8.536.133) 142.339.738 992.046.623 (47.993.780) 575.633.604 332.495.992 - 2.551.318.337 Ganancia neta del período- - - - - - - - - 316.169.880 - 316.169.880 Otro resultado integral del período- 10.409.617 - 80.298 (158.761) 2.098.145 18.409.135 (889.990) 17.469.125 - 48.600.708 96.018.277 Resultado integral total neto del período- 10.409.617 - 80.298 (158.761) 2.098.145 18.409.135 (889.990) 17.469.125 316.169.880 48.600.708 412.188.157 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2026:- Incremento de reserva facultativa para futura distribución de dividendos- - - - - (29.273.279) - - 361.769.271 (332.495.992) - - Al 30 de junio de 20261.499.862 569.986.014 13.908 4.322.424 (8.694.894) 115.164.604 1.010.455.758 (48.883.770) 954.872.000 316.169.880 48.600.708 2.963.506.494 Atribuible a los propietarios de la controladoraAportes de los propietariosResultados acumuladosCapital social - 5 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE CAMBIOS EN EL PATRIMONIO correspondiente al período de seis meses finalizado el 30 de junio de 2025 Valor NominalAjuste de capitalAcciones propias en carteraAjuste integral de las acciones en carteraCosto de acciones propias en carteraReserva legalReserva facultativaOtras cuentas del patrimonioReserva facultativa para futura distribución de dividendosResultados No AsignadosTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Al 1° de enero de 2025 1.502.618 616.687.783 9.978 4.679.462 (4.382.733) 121.970.289 867.978.854 (42.666.430) 447.615.056 58.596.501 2.071.991.378 Ganancia neta del período- - - - - - - - - 173.362.731 173.362.731 Resultado integral total neto del período- - - - - - - - - 173.362.731 173.362.731 Disposiciones de la Asamblea General de Accionistas del 30 de abril de 2025:- Incremento de reserva legal- - - - - 2.568.095,00 - - - (2.568.095) - - Incremento de reserva facultativa para futura distribución de dividendos- - - - - - - - 56.028.406,00 (56.028.406) - Transacciones de patrimonio- - - - - - - 676.443 - (12.040.250) (11.363.807) Al 30 de junio de 2025 1.502.618 616.687.783 9.978 4.679.462 (4.382.733) 124.538.384 867.978.854 (41.989.987) 503.643.462 161.322.481 2.233.990.302 Aportes de los propietariosCapital socialResultados acumuladosAtribuible a los propietarios de la controladora - 6 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ESTADO SEPARADO DE FLUJOS DE EFECTIVO correspondiente al período de seis meses finalizado el 30 de junio de 2026 30-06-202630-06-2025ARS 000ARS 000Actividades de operaciónGanancia del período antes del impuesto a las ganancias302.055.312 208.292.616 Ajustes para conciliar la ganancia del período antes del impuesto a las ganancias con los flujos netos de efectivo:Depreciación de propiedades, planta y equipos59.872.800 32.161.105 Amortización de activos intangibles920.322 220.000 Baja de propiedades, planta y equipos y materiales y repuestos363.090 4.927.555 Intereses de clientes ganados(8.592.636) (9.669.349) Ingresos financieros(8.431.098) (6.654.656) Costos financieros26.317.356 34.705.447 Participación en los resultados netos de asociada y subsidiarias(173.131.686) (137.140.304) Movimiento en provisiones y cargo plan de beneficios a largo plazo a los empleados1.228.578 1.405.078 Diferencia de cambio de clientes- (18.279.062) Resultado por exposición al cambio de poder adquisitivo de la moneda- 2.798.332 Cambios en los activos y pasivos operativos:Aumento de deudores comerciales y otras cuentas por cobrar(248.667.818) (19.409.462) Aumento de otros activos no financieros y de inventarios(54.041.130) (8.116.183) Aumento de cuentas por pagar comerciales, otras cuentas por pagar, otros pasivos no financieros, y pasivos por beneficios a los empleados141.983.010 26.100.580 Intereses comerciales y fiscales pagados(121.524) (29.472) Intereses cobrados6.059.898 9.269.182 Impuesto a las ganancias pagado(30.834.492) (8.736.401) Recupero de seguros cobrados- 290.498 Servicios de transporte de gas natural pagados(14.173.848) - Flujo neto de efectivo procedente de las actividades de operación806.134 112.135.504 Actividades de inversiónAdquisición de propiedades, planta y equipo e inventario(119.807.844) (100.820.629) Dividendos cobrados- 24.573.717 Venta (Adquisición) de otros activos financieros, neta3.951.012 (38.316.584) Aportes en subsidiarias y asociadas(457.656.420) (21.626.204) Préstamos otorgados- (464.057) Flujo neto de efectivo utilizado en las actividades de inversión(573.513.252) (136.653.757) Actividades de financiaciónObtención de adelantos en cuentas corrientes bancarias y cuentas comitentes101.779.314 632 Cancelación de adelantos en cuentas corrientes bancarias y cuentas comitentes(17.345.328) (533.191) Préstamos y otras deudas financieras recibidos788.209.110 36.167.839 Préstamos y otras deudas financieras pagados(312.916.890) (4.004.167) Intereses y otros costos financieros de préstamos y otras deudas financieras pagados(18.899.946) (6.888.019) Comisiones y gastos bancarios pagados(5.007.678) (65.742) Flujo neto de efectivo procedente de las actividades de financiación535.818.582 24.677.352 (Disminución) Aumento neto del efectivo y colocaciones a corto plazo(36.888.536) 159.099 Diferencia de cambio, efecto de conversión y otros resultados financieros5.671.190 (191.948) RECPAM generado por el efectivo y las colocaciones a corto plazo- (430.714) Efectivo y colocaciones a corto plazo al 1° de enero33.717.480 849.852 Efectivo y equivalentes al 30 de junio2.500.134 386.289 No auditado - 7 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 1. Bases de presentación de los estados financieros separados 1.1. Resumen de las principales políticas contables materiales aplicadas La Sociedad prepara sus estados financieros separados de acuerdo con las disposiciones vigentes de la CNV, que aprobó la RG N° 622, la cual establece que las entidades emisoras de acciones y/u obligaciones negociables, con ciertas excepciones, están obligadas a preparar sus estados financieros de acuerdo con la RT N° 26 (y modificatorias) de la FACPCE, que dispone la adopción de las Normas de Contabilidad NIIF emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB, por su sigla en inglés), mientras que otras entidades tendrán la opción de utilizar las Normas de Contabilidad NIIF o las Normas de Contabilidad NIIF para las PyMES en reemplazo de las NCPA. 1.2. Bases de presentación Los presentes estados financieros separados correspondientes al período de seis meses finalizado el 30 de junio de 2026 han sido preparados de acuerdo con las Normas de Contabilidad NIIF. En la preparación de estos estados financieros separados la Sociedad ha aplicado las bases de presentación, las políticas contables materiales, y los juicios, estimaciones y supuestos contables significativos descriptos en los estados financieros consolidados condensados adjuntos, correspondientes al período de seis meses finalizado el 30 de junio de 2026. - 8 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 ANEXO C PARTICIPACIÓN EN SUBSIDIARIAS AL 30 DE JUNIO DE 2026 Y 31 DE DICIEMBRE DE 2025 31-12-2025Denominación y características de los valores y entes emisoresClaseValor nominalCantidadValor de costoValor de cotizaciónValor patrimonial proporcionalParticipación en los resultados de subsidiariasValor registradoValor registradoARS 000ARS 000ARS 000ARS 000ARS 000INVERSIÓN EN SUBSIDIARIASProener S.A.U.1 voto1 207.208.023.541 207.208.024 No cotiza 948.603.006 96.470.790 948.603.006 788.727.040 Vientos La Genoveva S.A.U.1 voto1 1.661.998.361 1.661.998 No cotiza 77.327.796 3.063.294 77.327.796 72.910.757 Puerto Energías Renovables S.A.U. (1)1 voto1 66.630.956.734 66.630.957 No cotiza 250.152.708 19.033.326 250.152.708 226.908.537 CP Achiras S.A.U.1 voto1 6.878.716.650 6.878.717 No cotiza 20.743.554 958.854 20.743.554 19.423.437 CP La Castellana S.A.U.1 voto1 25.483.452.176 25.483.452 No cotiza 49.881.156 4.998.786 49.881.156 44.064.806 CP Cordillera Solar S.A.1 voto1 80.281.161.506 80.281.162 No cotiza 110.131.866 7.399.626 110.131.866 100.859.891 CP Servicios Renovables S.A.1 voto1 625.001 625 No cotiza (1.560.546) 944.034 (1.560.546) (2.458.922) Puerto Energía S.A.U.1 voto1 120.200.000 120.200 No cotiza 1.750.242 1.127.802 1.750.242 611.145 PS Cafayate S.R.L.1 voto10 39.703.764.798 39.703.765 No cotiza 61.630.452 2.729.844 61.630.452 57.827.670 Central Vuelta de Obligado S.A.1 voto1 280.950 281 No cotiza 1.769.508 775.086 1.769.508 4.182.716 Patagonia Energy & Resources Limited1 voto1 64.000 124.928 No cotiza 72.850.674 (1.310.088) 72.850.674 - Piedra del Aguila Hidroeléctrica Argentina S.A.1 voto1 338.590.000.000 338.590.000 No cotiza 401.967.306 38.877.306 401.967.306 - 175.068.660 1.995.247.722 1.313.057.077 (1) Anteriormente denominada Vientos La Genoveva II S.A.U.Denominación y características de los valores y entes emisoresFechaCapital(Pérdidas) GananciasPatrimonio% de participación directa e indirecta sobre el capital socialARS 000ARS 000ARS 000INVERSIÓN EN SUBSIDIARIASProener S.A.U.30.06.2026207.208.024 96.470.790 948.764.544 100,00%Vientos La Genoveva S.A.U.30.06.20261.661.998 3.312.270 72.906.990 100,00%Puerto Energías Renovables S.A.U.30.06.202666.630.957 19.223.022 249.746.640 100,00%CP Achiras S.A.U.30.06.20266.878.717 958.854 20.653.152 100,00%CP La Castellana S.A.U.30.06.202625.483.452 4.998.786 49.881.156 100,00%CP Cordillera Solar S.A.30.06.202680.281.162 7.399.626 110.131.866 100,00%CP Servicios Renovables S.A.30.06.2026625 (944.034) 1.560.546 100,00%Puerto Energía S.A.U.30.06.2026120.200 1.127.802 1.750.242 100,00%PS Cafayate S.R.L.30.06.202639.703.765 2.729.844 61.630.452 100,00%Central Vuelta de Obligado S.A.30.06.2026500 1.385.670 3.165.552 55,89%Patagonia Energy & Resources Limited30.06.2026124.928 (1.296.750) 72.862.530 100,00%Piedra del Aguila Hidroeléctrica Argentina S.A.30.06.2026360.090.000 38.853.594 403.372.242 100,00%30-06-2026Última información contable disponible - 1 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 RESEÑA INFORMATIVA POR LOS EJERCICIOS finalizados el 30 de junio de 2026, 2025 y 2024 1. Comentarios generales Durante los primeros seis meses del ejercicio 2026 la Sociedad registró una ganancia operativa de $ 307.279 millones, mientras que en el mismo período del año 2025 dicho resultado fue una ganancia de $ 160.648 millones. Como principales causas de esta variación podemos mencionar: a) los mayores ingresos por ventas al mercado spot por aplicación de la Res. 400/2025, b) mayores ventas por contrato principalmente por la conclusión de las obras de cierre del ciclo combinado de la central Brigadier Lopez, c) mayores ingresos de la actividad forestal y d) mayor resultado positivo por crecimiento y revaluación de activos biológicos. Estos efectos se vieron compensados parcialmente por: a) el mayor costo de ventas principalmente por la compra de combustible, b) mayores gastos de operación principalmente por incremento de depreciaciones de propiedades, planta y equipos, c) mayores gastos de mantenimiento y d) el menor resultado positivo por diferencia de cambio netas. La ganancia operativa mencionada anteriormente se ve incrementada por los resultados no operativos, siendo mayor a la registrada en los primeros seis meses del ejercicio del año 2025. Las principales causas de este incremento son: a) el menor resultado negativo por la exposición al cambio de poder adquisitivo de la moneda, debido al cambio de moneda funcional, b) el mayor resultado por inversiones en entidades medidas a su valor razonable y c) el menor resultado negativo por diferencia de cambio. Estos efectos se vieron compensados por el menor resultado positivo por tenencia de activos financieros, el mayor resultado negativo por intereses de préstamos y el menor resultado positivo por participación en los resultados de asociadas. Como consecuencia de lo anterior, se registró una ganancia neta antes de impuesto para los primeros seis meses del ejercicio 2026 de $ 337.583 millones, mientras que en el mismo período del 2025 fue una ganancia de $ 203.932 millones. En resumen, las principales causas del aumento de la ganancia neta del período fueron: los mayores ingresos por ventas al mercado spot por aplicación de la Res. 400/2025, mayores ventas por contratos principalmente por la conclusión de las obras de cierre del ciclo combinado de la central Brigadier Lopez, el menor resultado negativo por la exposición al cambio de poder adquisitivo de la moneda debido al cambio de moneda funcional y el mayor resultado por inversiones en entidades medidas a su valor razonable. Estos resultados se vieron compensados parcialmente por el mayor costo de ventas principalmente por la compra de combustible, el menor resultado positivo por tenencia de activos financieros y el mayor resultado negativo por intereses de préstamos. La ganancia neta de los primeros seis meses del ejercicio 2026 fue equivalente a $ 210,80 por acción comparado con una ganancia neta de $ 115,37 por acción para el mismo período del ejercicio 2025. - 2 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 2. Información contable resumida Según lo dispuesto por el artículo 4° del Capítulo III del Título IV de las Normas de la CNV (N.T. 2013 y mod.), se exponen los saldos comparativos correspondientes hasta los últimos tres períodos. La información comparativa correspondiente a los períodos finalizados el 30 de junio de 2025 y el 30 de junio de 2024 se expone tal como fue incluida en los estados financieros correspondientes a los períodos finalizados el 30 de junio de 2025 y 2024. Por lo tanto, dicha información financiera comparativa está expresada en moneda de poder adquisitivo de dichas fechas. Esta circunstancia, junto con el cambio de moneda funcional a partir del 1° de enero de 2026, limitan la comparabilidad de los saldos al 30 de junio de 2026 con los respectivos saldos al 30 de junio de 2025 y 2024. 2.1. Estructura patrimonial comparativa al 30 de junio de 2026, 2025 y 2024 (cifras expresadas en miles de pesos) 30-06-202630-06-202530-06-2024ARS 000ARS 000ARS 000ACTIVOSActivo no corriente3.791.923.746 2.570.852.943 1.856.972.711 Activo corriente1.137.744.738 627.707.052 405.538.524 Total activo4.929.668.484 3.198.559.995 2.262.511.235 PASIVOSPasivo no corriente976.205.256 433.322.208 495.964.220 Pasivo corriente891.789.054 477.585.229 190.245.384 Total pasivo1.867.994.310 910.907.437 686.209.604 PATRIMONIO3.061.674.174 2.287.652.558 1.576.301.631 Total pasivo y patrimonio4.929.668.484 3.198.559.995 2.262.511.235 - 3 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 2.2. Estructura de resultados comparativo Por los períodos de seis meses finalizados el 30 de junio de 2026, 2025 y 2024 (cifras expresadas en miles de pesos) 30-06-202630-06-202530-06-2024ARS 000ARS 000ARS 000Ingresos de actividades ordinarias1.040.177.268 437.886.905 306.058.943 Costo de ventas(696.826.026) (281.011.999) (180.463.781) Ganancia bruta343.351.242 156.874.906 125.595.162 Gastos de administración y comercialización(68.495.076) (41.066.798) (27.412.105) Ganancia operativa antes de otros gastos e ingresos operativos 274.856.166 115.808.108 98.183.057 Otros ingresos operativos, netos32.423.196 44.840.017 29.305.583 Ganancia operativa 307.279.362 160.648.125 127.488.640 Resultado por exposición al cambio del poder adquisitivo de la moneda(1.276.002) (16.429.234) (5.877.878) Costos financieros, netos(14.865.942) (33.428.364) (40.915.097) Participación en los resultados netos de asociadas(1.938.456) 52.483.159 2.949.659 Resultado por inversiones en entidades medidas a valor razonable48.384.336 40.658.085 815.469 Ganancia antes del impuesto a las ganancias 337.583.298 203.931.771 84.460.793 Impuesto a las ganancias del período(5.191.446) (27.743.019) (44.816.962) Ganancia neta del período 332.391.852 176.188.752 39.643.831 Otro resultado integral neto del período 97.146.958 - - Resultado integral total neto del período 429.538.810 176.188.752 39.643.831 - 4 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 3. Estructura de flujo de efectivo comparativa Por los períodos de seis meses finalizados el 30 de junio de 2026, 2025 y 2024 (Cifras expresadas en miles de pesos) 30-06-202630-06-202530-06-2024ARS 000ARS 000ARS 000Flujo neto de efectivo procedente de las actividades de operación145.219.325 146.494.756 58.904.853 Flujo neto de efectivo utilizado en las actividades de inversión(625.817.478) (122.270.255) (11.161.711) Flujo neto de efectivo procedente de (utilizado en) las actividades de financiación439.953.930 (21.899.557) (60.258.701) (Disminución) Aumento del efectivo y colocaciones a corto plazo (40.644.223) 2.324.944 (12.515.559)Diferencia de cambio, efecto de conversión y otros resultados financieros9.604.382 (358.306) (6.824.200) Efectivo y colocaciones a corto plazo al 1° de enero37.680.683 4.422.490 24.216.267 Efectivo y colocaciones a corto plazo al 30 de junio 6.640.842 6.389.128 4.876.508 4. Datos estadísticos comparativos (no cubierto por el informe de los auditores independientes) Unidad30-06-202630-06-202530-06-2024Volumen de ventasGWH 10.482 10.171 10.578 Volumen de comprasGWH - 67 42 Producción netaGWH 10.482 10.104 10.536 5. Índices financieros 30-06-202630-06-202530-06-2024Liquidez (Activo corriente / Pasivo corriente) 1,28 1,31 2,13 Solvencia (Patrimonio / Total Pasivo) 1,64 2,51 2,30 Endeudamiento (Pasivo total / 0,61 0,40 0,44 Inmovilización del capital (Activo no corriente / Total activo) 0,77 0,80 0,82 Rentabilidad (Resultado / Patrimonio promedio) 0,12 0,08 0,03 - 5 - CENTRAL PUERTO SOCIEDAD ANÓNIMA Firmado a efectos de su identificación con nuestro informe de fecha 11-08-2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. Tº 1 Fº 13 CESAR HALLADJIAN PABLO DECUNDO OSVALDO RECA Por Comisión Fiscalizadora Socio Presidente Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 6. Perspectivas para el presente ejercicio (no cubierto por el informe de los auditores independientes) A futuro, la Compañía se focalizará en continuar la mejora de su eficiencia, no sólo en lo que respecta al manejo de las unidades de generación, sino también en la administración de sus recursos, de manera de continuar posicionándose como una de las empresas líderes del sector eléctrico en Argentina. En este sentido, con fecha 1º de septiembre 2025, fueron adjudicados dos proyectos de sistemas de almacenamiento de energía eléctrica en baterías (un proyecto de 150 MW en la central Nuevo Puerto y otro proyecto de 55 MW en la central Costanera). Las obras para la construcción de ambos proyectos han comenzado en el presente ejercicio y se estiman estar finalizadas para el último trimestre del año 2026. Estos proyectos se suman a la generación adicional proveniente de las obras y adquisiciones completadas durante 2025 (parques solares San Carlos y Cafayate y cierre de ciclo combinado de la central Brigadier López) que aportarán en conjunto 235 MW. De esta forma la Compañía continuará concentrándose en la expansión de su capacidad de generación eléctrica consolidándose de esta forma como una de las empresas líderes del sector energético en Argentina. Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4510-2220 ey.com INFORME SOBRE REVISION DE ESTADOS FINANCIEROS CONSOLIDADOS CONDENSADOS DE PERIODO INTERMEDIO A los Señores Directores de CENTRAL PUERTO S.A.: Domicilio legal: Av. Edison 2701, Ciudad Autónoma de Buenos Aires C.U.I.T.: 33-65030549-9 I. Informe sobre los estados financieros Introducción 1. Hemos revisado los estados financieros consolidados condensados de período intermedio adjuntos de Central Puerto S.A. (la “Sociedad”), que comprenden: (a) el estado consolidado de situación financiera al 30 de junio de 2026, (b) los estados consolidados del resultado y del resultado integral por los períodos de seis y tres meses finalizados el 30 de junio de 2026, y los estados consolidados de cambios en el patrimonio y de flujos de efectivo por el período de seis meses finalizado en esa misma fecha, y (c) notas explicativas seleccionadas. Responsabilidad de la Dirección en relación con los estados financieros 2. La Dirección es responsable por la preparación y presentación de los estados financieros consolidados de conformidad con las Normas de Contabilidad NIIF (Normas Internacionales de Información Financiera), adoptadas por la Federación Argentina de Consejos Profesionales de Ciencias Económicas como normas contables profesionales e incorporadas por la Comisión Nacional de Valores (CNV) a su normativa, tal como fueron emitidas por el IASB (International Accounting Standard Board) y, por lo tanto, es responsable por la preparación y presentación de los estados financieros mencionados en el párrafo 1 de acuerdo con la Norma Internacional de Contabilidad 34 “Información Financiera Intermedia” (NIC 34). La Dirección es también responsable del control interno que considere necesario para permitir la preparación de información financiera consolidada de períodos intermedios libre de distorsiones significativas, ya sea debido a errores o irregularidades. Responsabilidad del auditor 3. Nuestra responsabilidad es expresar una conclusión sobre los estados financieros mencionados en el párrafo 1 basada en nuestra revisión, la cual fue realizada de conformidad con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). Dicha norma requiere que el auditor cumpla con los requisitos éticos pertinentes a la auditoría de los estados financieros anuales de la Sociedad. Una revisión de información financiera de períodos intermedios consiste en realizar indagaciones, principalmente a las personas responsables de las cuestiones contables y financieras, y aplicar procedimientos analíticos y otros procedimientos de revisión. El alcance de una revisión es sustancialmente menor que el de una auditoría realizada de acuerdo con las Normas Internacionales de Auditoría, y, por consiguiente, no nos permite obtener seguridad de que tomaremos conocimiento de todas las cuestiones significativas que podrían identificarse en una auditoría. Por lo tanto, no expresamos una opinión de auditoría. -2- Conclusión 4. Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con la NIC 34. II. Informe sobre otros requerimientos legales y regulatorios En cumplimiento de disposiciones vigentes informamos que: (a) Los estados financieros mencionados en el párrafo 1. se encuentran transcriptos en el libro Inventarios y Balances de Central Puerto S.A. y, sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que dichos estados financieros no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la CNV. (b) Los estados financieros separados condensados de período intermedio de Central Puerto S.A. al 30 de junio de 2026 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Resolución Nº 3070/EMI de la CNV de fecha 11 de septiembre de 1999. (c) La información contenida en los puntos 2, 3 y 5 de la “Reseña Informativa por los períodos intermedios finalizados el 30 de junio de 2026, 2025, y 2024”, presentada por Central Puerto S.A. juntamente con los estados financieros para cumplimentar las normas de la CNV, surge de los correspondientes estados financieros consolidados condensados de período intermedio de Central Puerto S.A. y sus sociedades controladas al 30 de junio de 2026 adjuntos y al 30 de junio de 2025 y 2024, que no se incluyen en el documento adjunto y sobre los cuales emitimos nuestros informes de revisión de fechas 7 de agosto de 2025 y 8 de agosto de 2024, respectivamente, a los cuales nos remitimos y que deben ser leídos juntamente con este informe. (d) Al 30 de junio de 2026, la deuda devengada en concepto de aportes y contribuciones previsionales con destino al Sistema Integrado Previsional Argentino, que surge de los registros contables de Central Puerto S.A., asciende a $ 1.597.455.909 no siendo exigible a esa fecha. Ciudad Autónoma de Buenos Aires 11 de agosto de 2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. T° 1 - F° 13 PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4510-2220 ey.com INFORME SOBRE REVISION DE ESTADOS FINANCIEROS SEPARADOS CONDENSADOS DE PERIODO INTERMEDIO A los Señores Directores de CENTRAL PUERTO S.A.: Domicilio legal: Av. Edison 2701, Ciudad Autónoma de Buenos Aires C.U.I.T.: 33-65030549-9 I. Informe sobre los estados financieros Introducción 1. Hemos revisado los estados financieros separados condensados de período intermedio adjuntos de Central Puerto S.A. (“la Sociedad”), que comprenden: (a) el estado separado de situación financiera al 30 de junio de 2026, (b) los estados separados del resultado y del resultado integral por los períodos de seis y tres meses finalizados el 30 de junio de 2026, y los estados separados de cambios en el patrimonio y de flujos de efectivo por el período de seis meses finalizados en esa fecha, y (c) notas explicativas seleccionadas. Responsabilidad de la Dirección en relación con los estados financieros 2. La Dirección es responsable por la preparación y presentación de los estados financieros de conformidad con las Normas de Contabilidad NIIF (Normas Internacionales de Información Financiera), adoptadas por la Federación Argentina de Consejos Profesionales de Ciencias Económicas como normas contables profesionales e incorporadas por la Comisión Nacional de Valores (CNV) a su normativa, tal como fueron emitidas por el IASB (International Accounting Standard Board) y, por lo tanto, es responsable por la preparación y presentación de los estados financieros mencionados en el párrafo 1 de acuerdo con la Norma Internacional de Contabilidad 34 “Información Financiera Intermedia” (NIC 34). La Dirección es también responsable del control interno que considere necesario para permitir la preparación de información financiera de períodos intermedios libre de distorsiones significativas, ya sea debido a errores o irregularidades. Responsabilidad del auditor 3. Nuestra responsabilidad es expresar una conclusión sobre los estados financieros mencionados en el párrafo 1 basada en nuestra revisión, la cual fue realizada de conformidad con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). Dicha norma requiere que el auditor cumpla con los requisitos éticos pertinentes a la auditoría de los estados financieros anuales de la Sociedad. Una revisión de información financiera de períodos intermedios consiste en realizar indagaciones, principalmente a las personas responsables de las cuestiones contables y financieras, y aplicar procedimientos analíticos y otros procedimientos de revisión. El alcance de una revisión es sustancialmente menor que el de una auditoría realizada de acuerdo con las Normas Internacionales de Auditoría, y, por consiguiente, no nos permite obtener seguridad de que tomaremos conocimiento de todas las cuestiones significativas que podrían identificarse en una auditoría. Por lo tanto, no expresamos una opinión de auditoría. -2- Conclusión 4. Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con la NIC 34. II. Informe sobre otros requerimientos legales y regulatorios En cumplimiento de disposiciones vigentes informamos que: (a) Sobre la base de nuestra revisión, nada llamó nuestra atención que nos hiciera pensar que los estados financieros mencionados en el párrafo 1 no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la CNV. (b) Los estados financieros mencionados en el párrafo 1 se encuentran transcriptos en el libro Inventarios y Balances y surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes y de acuerdo con las condiciones establecidas en la Resolución Nº 3070/EMI de la CNV de fecha 11 de septiembre de 1999. (c) Al 30 de junio de 2026, la deuda devengada en concepto de aportes y contribuciones previsionales con destino al Sistema Integrado Previsional Argentino, que surge de los registros contables de Central Puerto S.A., asciende a $ 1.597.455.909 no siendo exigible a esa fecha. Ciudad Autónoma de Buenos Aires 11 de agosto de 2026 PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. C.P.C.E.C.A.B.A. T° 1 - F° 13 PABLO DECUNDO Socio Contador Público U.B.A. C.P.C.E.C.A.B.A. T° 286 - F° 106 INFORME DE LA COMISIÓN FISCALIZADORA A los Señores Accionistas de CENTRAL PUERTO S.A. Introducción 1. De acuerdo con lo dispuesto por el inciso 5º del Artículo 294 de la Ley General de Sociedades Nº 19.550 y sus modificatorias (la “Ley General de Sociedades”) y el Reglamento del Listado de Bolsas y Mercados Argentinos S.A. para la “Autorización, Suspensión, Retiro y Cancelación de la Cotización de Títulos Valores” (el “Reglamento de Cotización de BYMA”), hemos examinado los estados financieros separados y consolidados adjuntos de CENTRAL PUERTO S.A. y sus sociedades controladas que comprenden: (a) los estados separados y consolidados de situación financiera al 30 de junio de 2026, (b) los estados separados y consolidados de resultados y del resultado integral por el período de seis meses finalizado el 30 de junio de 2026, y el estado consolidado de cambios en el patrimonio al 30 de junio de 2026 y los estados separados y consolidados de flujos de efectivo por el período de seis meses finalizado el 30 de junio de 2026, y (c) un resumen de las principales políticas contables y otra información explicativa. Los documentos citados son responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas. Alcance del trabajo 2. Nuestro trabajo consistió en verificar la congruencia de la información significativa contenida en dichos estados con la información de las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la ley y a los estatutos, en lo relativo a sus aspectos formales y documentales. Para la realización de dicho trabajo hemos tenido en cuenta los informes de los auditores independientes del auditor externo Pablo Decundo, socio de la firma Pistrelli, Henry Martin y Asociados S.A. de fecha 11 de agosto de 2026, emitidos de acuerdo con la Norma Internacional sobre Encargos de Revisión 2410 “Revisión de información financiera de periodos intermedios realizada por el auditor independiente de la entidad”, emitida por el Consejo de Normas Internacionales de Auditoría y Aseguramiento (“IAASB” por sus siglas en inglés). No hemos efectuado ningún control de gestión y, por lo tanto, no hemos evaluado los criterios y decisiones empresarias de administración, financiación, comercialización y producción, dado que estas cuestiones son de responsabilidad exclusiva del Directorio. Por lo tanto, nuestra responsabilidad se limita a expresar una manifestación sobre dichos documentos y no se extiende a hechos, actos, omisiones o circunstancias que no resultan de nuestro conocimiento o que no pudieran determinarse a partir del examen de la información recibida por esta Comisión Fiscalizadora en el ejercicio de sus funciones. Consideramos que nuestro trabajo y los informes del auditor externo nos brindan una base razonable para fundamentar nuestro informe. - 2 - 3. Basados en nuestra revisión y en los informes de fecha 11 de agosto de 2026 que emitió el contador Pablo Decundo, como socio de la firma Pistrelli, Henry Martin y Asociados S.A., mencionados en el párrafo 1, nada ha llamado nuestra atención que nos hiciera pensar que los estados financieros condensados de período intermedio mencionados en el párrafo 1, no están preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley General de Sociedades y de la Comisión Nacional de Valores y con la NIC 34. Informe sobre otros requerimientos legales y regulatorios 4. En cumplimiento de las disposiciones vigentes, informamos que: a) Los estados financieros separados y consolidados indicados en el párrafo 1 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes. b) Los estados financieros separados y consolidados indicados en el párrafo 1 se encuentran asentados en el libro Inventarios y Balances y cumplen, en lo que es materia de nuestra competencia, con lo dispuesto en la Ley General de Sociedades y en las resoluciones pertinentes de la Comisión Nacional de Valores. c) Hemos leído la “Reseña Informativa por los períodos de seis meses finalizados el 30 de junio de 2026, 2025 y 2024” sobre la cual, en lo que es materia de nuestra competencia, no tenemos ninguna observación que formular. d) Se deja expresa constancia que se ha dado cumplimiento a las disposiciones del Art. 294 de la Ley General de Sociedades que se consideraron necesarias de acuerdo con las circunstancias, a fin de verificar el grado de cumplimiento por parte de los órganos sociales de la Ley General de Sociedad, Estatuto y resoluciones asamblearias, no surgiendo observaciones que formular. Ciudad Autónoma de Buenos Aires, 11 de agosto de 2026 Por Comisión Fiscalizadora CÉSAR HALLADJIAN Síndico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 11, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact